Exhibit 2.1

[Execution Version]

STOCK PURCHASE AGREEMENT

among

EDGEN ACQUISITION CORPORATION,

as Purchaser,

EDGEN CORPORATION,

as Edgen,

The Stockholders set forth on the
Stockholder Signature Page attached hereto

as Sellers,

and

THE SELLERS REPRESENTATIVE

Dated as of December 31, 2004

TABLE OF CONTENTS

ARTICLE I	DEFINITIONS
1.1.	Definitions
1.2.	Rules of Construction

ARTICLE II	PURCHASE AND SALE OF SHARES
2.1.	Purchase and Sale
2.2.	Purchase Price
2.3.	Payment of Purchase Price
2.4.	Tax Refunds; Deductible Transaction Expenses
2.5.	Company Options
2.6.	Closing
2.7.	Sellers Representative

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF SELLERS
3.1.	Title to Shares
3.2.	Authority Relative to this Agreement
3.3.	No Conflict
3.4.	Required Filings and Consents
3.5.	Litigation
3.6.	No Finder

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF EDGEN
4.1.	Organization and Qualification
4.2.	Capitalization
4.3.	Authority Relative to this Agreement
4.4.	No Conflict
4.5.	Required Filings and Consents
4.6.	Financial Statements
4.7.	Absence of Undisclosed Liabilities
4.8.	Absence of Certain Changes or Events
4.9.	Real Property
4.10.	Intellectual Property
4.11.	Contracts

i

4.12.	Permits
4.13.	Compliance with Laws
4.14.	Litigation
4.15.	Employment Matters
4.16.	Employee Benefits
4.17.	No Finder
4.18.	Environmental Matters
4.19.	Taxes and Tax Returns
4.20.	Subsidiaries
4.21.	Insurance
4.22.	Title to Assets
4.23.	Customers and Suppliers
4.24.	Transactions with Affiliates
4.25.	Bank Accounts
4.26.	Inventory
4.27.	Accounts Receivable
4.28.	Indebtedness
4.29.	Disclosure

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF PURCHASER
5.1.	Organization and Qualification
5.2.	Authority Relative to this Agreement
5.3.	No Conflict
5.4.	Required Filings and Consents
5.5.	No Finder
5.6.	Financial Resources
5.7.	No Litigation
5.8.	Investment Representation

ARTICLE VI	ADDITIONAL COVENANTS
6.1.	Conduct of Business
6.2.	Consents, Filings and Authorizations; Efforts to Consummate

6.3.	Public Announcements
6.4.	Access to Information; Confidentiality
6.5.	Expenses
6.6.	Supplements to Disclosure Schedules
6.7.	Tax Matters
6.8.	280G Matters
6.9.	Termination of Affiliate Relations
6.10.	No Shop
6.11.	Financing
6.12.	Further Assurances

ARTICLE VII	CONDITIONS TO CLOSING
7.1.	Conditions to the Obligations of Sellers, Edgen and Purchaser
7.2.	Conditions to Obligation of Sellers and Edgen
7.3.	Conditions to Obligation of Purchaser

ARTICLE VIII	TERMINATION; EFFECT OF TERMINATION
8.1.	Termination of Agreement
8.2.	Effect of Termination; Right to Proceed

ARTICLE IX	SURVIVAL; INDEMNIFICATION
9.1.	Survival
9.2.	Indemnity by the Sellers
9.3.	Third Party Claims
9.4.	Limitations of Liability
9.5.	No Additional Warranties

ARTICLE X	GENERAL
10.1.	Notices
10.2.	Severability
10.3.	Assignment; Binding Effect
10.4.	Exhibits and Schedules
10.5.	Governing Law; Submission to Jurisdiction
10.6.	Waiver of Jury Trial

10.7.	Interpretation
10.8.	Counterparts
10.9.	Entire Agreement
10.10.	Waivers and Amendments
10.11.	No Third Party Beneficiaries
10.12.	Seller Release

SCHEDULES

Schedule 1.1(a)	Stockholders
Schedule 1.1(b)	2002 Tax Refund
Schedule 1.1(c)	Knowledge of Edgen
Schedule 1.1(d)	Transaction Bonuses
Schedule 1.1(f)	Deductible Transaction Expenses
Schedule 4.4	No Conflict
Schedule 4.5	Required Filing and Consents
Schedule 4.6	Financial Statements
Schedule 4.7	Absence of Undisclosed Liabilities
Schedule 4.8	Absence of Certain Changes or Events
Schedule 4.9	Real Property
Schedule 4.10	Intellectual Property
Schedule 4.11(a)	Contracts
Schedule 4.11(b)	Contracts
Schedule 4.12	Permits
Schedule 4.13	Compliance with Laws
Schedule 4.14	Litigation
Schedule 4.15	Employment Matters
Schedule 4.17	No Finder
Schedule 4.18	Environmental Matters
Schedule 4.18(b)	Environmental Permits
Schedule 4.19	Taxes and Tax Returns
Schedule 4.21	Insurance
Schedule 4.23	Customers and Suppliers
Schedule 4.24	Transactions with Affiliates
Schedule 4.25	Compensation Arrangements; Bank Accounts; Officers and Directors
Schedule 4.28	Indebtedness
Schedule 5.6	Purchaser Financial Resources
Schedule 6.1	Conduct of Business
Schedule 7.1(e)	Required Consents
Schedule 7.1(g)	Resignations
Schedule 7.1(i)	Terminations

EXHIBITS

Exhibit A -	Form of Escrow Agreement
Exhibit B -	Sellers Representative Agreement
Exhibit C-	Form of Opinions for Edgen

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT dated as of December 31, 2004 (the “Agreement”), is by and among Edgen Acquisition Corporation, a Nevada corporation (the “Purchaser”), Edgen Corporation, a Nevada corporation (“Edgen”), the stockholders of Edgen listed on the Schedule 1.1(a) attached hereto (each a “Seller” and collectively, the “Sellers”) and Harvest Partners III, LP, a Delaware limited partnership, as the Sellers Representative.  The Purchaser, Sellers and Edgen are sometimes referred to collectively herein as the “Parties.” Certain capitalized terms which are used herein are defined in Article I below.

WHEREAS, as of the date hereof, the Sellers collectively own 100% of the issued and outstanding capital stock of Edgen;

WHEREAS, Sellers desire to sell all of the issued and outstanding shares of capital stock of Edgen (such shares, the “Shares”), to the Purchaser, and the Purchaser desires to purchase all of the Shares from the Sellers, upon the terms and subject to the conditions contained in this Agreement (the “Acquisition”); and

WHEREAS, as a result of the purchase of the Shares, the Purchaser will own 100% of the issued and outstanding equity interests of Edgen.

NOW, THEREFORE, in consideration of the premises and the mutual promises made herein, and in consideration of the representations, warranties and covenants herein contained, the Parties hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1.                              Definitions.  As used herein, the following terms shall have the following meanings:

“2002 Tax Refund” means any of the refunds listed on Schedule 1.1(b) attached hereto of federal, state and local income taxes of any of the Companies for the year ended December 31, 2002 (or, in the case of certain state refunds, such earlier year, as indicated on Schedule 1.1(b)), as a result of a carryback to such year of net operating losses, capital losses, tax credits or any other carryback items from the year ended December 31, 2003 or any earlier year.  The parties presently anticipate that the aggregate amount of the 2002 Tax Refund will be $2,526,028, as set forth in Schedule 1.1(b).

“Acquisition” has the meaning given to such term in the recitals hereto.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.  For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Agreement” has the meaning given to such term in the preamble of this Agreement.

“Audited Financial Statements” means the audited consolidated balance sheets of Edgen as of December 31, 2002 and 2003 and September 30, 2004 and related audited consolidated statements of income, cash flows and retained earnings for the twelve and nine month periods then ended.

“Balance Sheet” has the meaning given to such term in Section 4.6.

“Business” means the business of supplying and distributing specialty carbon and alloy steel pipe, fittings and flanges to the oil and gas, processing and power generation industries.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized or obligated by applicable law to close.

“Capital Leases” shall mean any capital leases, as defined by GAAP, under which any of the Companies is liable as a lessee.

“Certificate of Closing Amounts” has the meaning given to such term in Section 2.2(b).

“Class A Common Stock” has the meaning given to such term in Section 4.2(a).

“Class B Common Stock” has the meaning given to such term in Section 4.2(a).

“Closing” has the meaning given to such term in Section 2.6.

“Closing Date” has the meaning given to such term in Section 2.6.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning given to such term in Section 4.2(a).

“Companies” means Edgen, EAPG, ECPG, ELC, ECI and any other direct or indirect subsidiary of Edgen, collectively.

“Companies’ Copyrights” has the meaning given to such term in Section 4.10.

“Companies’ Marks” has the meaning given to such term in Section 4.10.

“Company Options” has the meaning given to such term in Section 2.5.

“Company Parties” has the meaning given to such term in Section 10.12.

“Companies’ Patents” has the meaning given to such term in Section 4.10.

“Confidentiality Agreement” has the meaning given to such term in Section 6.5(b).

“Contingency Letter Agreement” has the meaning given to such term in Section 5.6.

“Damages” has the meaning given to such term in Section 9.2(a).

“Deductible Amount” has the meaning given to such term in Section 9.4(a).

“Deductible Transaction Expenses” means the expenses identified in Schedule 1.1(f), to be paid by Edgen (or another of the Companies) in connection with the consummation of the transactions contemplated by this Agreement.

“EAPG” means Edgen Alloy Products Group, LLC, a Louisiana limited liability company and a wholly-owned subsidiary of ECPG.

“ECI” means Edgen Canada Inc., a Canadian corporation and wholly-owned subsidiary of Edgen.

“ECPG” means Edgen Carbon Products Group, LLC, a Louisiana limited liability company and a wholly-owned subsidiary of ELC.

“Edgen” has the meaning given to such term in the Recitals hereto.

“ELC” means Edgen Louisiana Corporation, a Louisiana corporation and a wholly-owned subsidiary of Edgen.

“Employee Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance, health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, and post-employment or retirement benefits, which is sponsored, maintained or contributed to by any of the Companies for the benefit of any employee or former employee of any of the Companies.

“Environmental Law” means any applicable law in effect prior to or as of the Closing Date relating to pollution, Regulated Substances or otherwise relating to protection of the environment, natural resources or workplace health and safety, including the Clean Air Act, the Clean Water Act, the Resource Conservation Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and Superfund Amendment Reauthorization Act (“CERCLA”), the Toxic Substances Control Act, the Emergency Planning and Community Right-to-Know Act, the Hazardous Substances Transportation Act, the Safe Drinking Water Act, the Solid Waste Disposal Act and the Radon.

“Environmental Permits” has the meaning given to such term in Section 4.18.

“Equity Commitment” has the meaning given to such term in Section 5.6.

“Equity Financing Party” has the meaning given to such term in Section 5.6.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business the employees of which, together with the employees of any of the Companies, are treated as employed by a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Account” means the account into which all of the Indemnity Escrowed Funds shall be deposited.

“Escrow Agent” has the meaning given to such term in Section 2.3(a).

“Escrow Agreement” has the meaning given to such term in Section 2.3(a).

“Exception Documents” has the meaning given to such term in Section 4.9(b).

“Excess Parachute Payments” has the meaning given such term in Section 6.8.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Federal Leave Acts” means the Uniformed Services Employment and Reemployment Rights Act of 1994 (USERRA) and the Family and Medical Leave Act (FMLA).

“GAAP” means generally accepted accounting principles in the United States of America, applied on a consistent basis.

“Governmental Authority” means any foreign or United States federal, state or local court, administrative agency, commission or governmental or regulatory authority.

“Indebtedness” means, as applied to Edgen and its Subsidiaries, on a consolidated basis, (a) all indebtedness of any of the Companies for borrowed money, whether current or funded, or secured or unsecured, (b) all indebtedness of any such Person for the deferred purchase price of property or services represented by a note, bond, debenture or similar instrument and any other obligation or liability represented by a note, bond, debenture or similar instrument, (c) all indebtedness of any such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property) excluding inventory held pursuant to extended payment terms in the ordinary course of business consistent with past practice, (d) all indebtedness of any such Person secured by a purchase money mortgage or other lien to secure all or part of the purchase price of the property subject to such mortgage or lien, (e) all obligations under any Capital Leases, (f) all unpaid reimbursement obligations of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (g) all obligations of such Person under any forward contract, futures contract, swap, option or other financing agreement or arrangement (including caps, floors, collars and similar agreements), the value of which is dependent upon interest rates, currency exchange rates, commodities or other indices, (h) all interest, fees and other expenses owed with respect to the indebtedness referred to above (and any prepayment penalties or fees or similar breakage costs or other fees and costs and similar expenses required to be paid in respect of any of the Indebtedness for such Indebtedness to be satisfied and discharged in full at the Closing), and (i) all indebtedness referred to above which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Indemnity Escrowed Funds” has the meaning given to such term in Section 2.3(a).

“Indemnity Percentage” shall mean the amount set forth opposite each Seller’s name on Schedule 1.1(a), with such amounts to be determined and delivered by the Sellers to Purchaser prior to Closing.

“Individual Seller Claim” has the meaning given to such term in Section 9.2(b).

“Interim Statement” has the meaning given to such term in Section 4.6.

“Intellectual Property” means any and all now known or hereafter known tangible and intangible: (i) rights associated with works of authorship throughout the world, including but not limited to copyrights; (ii) trademark, service mark and trade name rights and similar rights, including by way of example and not limitation, domain name registrations; (iii) rights in any concepts, ideas, developments, innovations, inventions, algorithms, techniques, designs, processes, procedures, improvements, trade secrets, know how, show how, and other confidential and proprietary information (whether or not patented or patentable); (iv) all patents, registrations, applications, renewals, extensions, continuations, divisions or reissues hereof now or hereafter in force (including any rights in any of the foregoing); and (v) all other intellectual and industrial property rights, whether arising by operation of law, contract, license, or otherwise.

“Knowledge of Edgen” means the actual knowledge, after due inquiry, of a particular fact or other matter being possessed as of the pertinent date by any of the individuals listed on Schedule 1.1(c) hereto.

“Leased Properties” has the meaning given to such term in Section 4.9(a).

“Leased Property Contracts” has the meaning given to such term in Section 4.9(b).

“Lien” means any mortgage, lien, pledge, charge, equitable interest, right-of-way, easement, encroachment, security interest, preemptive right, right of first refusal or similar restriction or right, option, judgment, title defect or encumbrance of any kind.

“Litigation Conditions” has the meaning given to such term in Section 9.3.

“Major Customers” has the meaning given to such term in Section 4.23.

“Major Suppliers” has the meaning given to such term in Section 4.23.

“Manages” (or “Management,” as the context requires) means uses, possesses, generates, treats, manufactures, processes, handles, stores, recycles, transports or disposes of Regulated Substances.

“Material Adverse Effect” means any change or effect that, individually or taken together with all other such changes or effects, is or would reasonably be expected to be materially adverse to the business, assets, financial condition or results of operations of the Companies taken as a whole or the Business or may prohibit or impair the Companies use, occupancy or possession of any of the Real Property or Leased Property locations material to the Business; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, or will be, a Material Adverse Effect:  (a) adverse changes in general economic conditions in the United States or adverse changes that are generally applicable to the industry in which the Companies operate (in each case which changes do not affect the Companies taken as a whole in a materially disproportionate manner), including any regulatory changes; (b) any failure of the Companies to meet internal financial projections or forecasts for any period ending on or after the date of this Agreement, it being understood that the underlying reason for the failure to meet such projections or forecasts are not included in this proviso; (c) changes resulting from or related to the announcement of this Agreement or (d) changes after the date hereof in GAAP or any law or interpretation thereof.

“Material Contracts” has the meaning given to such term in Section 4.11(a).

“Maximum Amount” has the meaning given to such term in Section 9.4(b).

“Net Cash Amount” shall mean, as of any date, the aggregate amount of (a) Edgen’s and each of its Subsidiaries’ cash and cash equivalents on hand, in lockboxes or in other bank accounts as of such date (but not including any such cash or cash equivalents subject to the rights of third parties or the use of which is restricted, including customer deposits for goods or services to be provided or any trust funds established under any deferred compensation program of Edgen or any of its Subsidiaries) minus (b) the aggregate amount of outstanding and unpaid checks issued by Edgen and each of its Subsidiaries as of such date.

“Owned Real Property” has the meaning given to such term in Section 4.9(b).

“Party” means Sellers or Edgen, on one hand, or Purchaser, on the other hand, as the context requires, and the term “Parties” means, collectively, Sellers, Edgen and Purchaser.

“Permits” has the meaning given to such term in Section 4.12.

“Permitted Lien” means:  (a) any Lien imposed by law for Taxes, assessments or governmental charges that are not yet delinquent and remain payable without penalty or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been set aside on the Balance Sheet; (b) any carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s or other like Lien imposed by law, arising in the ordinary course of business and securing obligations that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves have been set aside on the Balance Sheet, but only to the extent such reserves are required by GAAP; (c) any pledge or deposit made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance or other social security laws or other statutory obligations of any of the Companies;

(d) any pledge or deposit to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds, government contracts and other obligations of a like nature, in each case in the ordinary course of business; and (e) Liens, none of which, individually or in the aggregate, materially detracts from the value of or materially impairs the use, value, title or marketability of title of the affected properties or materially impairs the Business.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, limited liability partnership, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or government or political subdivision, agency or instrumentality of a government.

“Phase I” has the meaning given to such term in Section 6.5(a).

“Policies” has the meaning given to such term in Section 4.21.

“Pre-Closing Tax Periods” has the meaning given to such term in Section 6.7(a).

“Purchase Price” has the meaning given to such term in Section 2.2(a).

“Purchase-Price-Limited Claims” has the meaning given to such term in Section 9.4(a).

“Purchaser” has the meaning given to such term in the preamble of this Agreement.

“Purchaser Indemnitees” has the meaning given to such term in Section 9.2(a).

“Real Property” has the meaning given to such term in Section 4.9(b).

“Real Property Contracts” has the meaning given to such term in Section 4.9(b).

“Repaid Indebtedness” has the meaning given to such term in Section 2.2(a).

“Regulated Substance” means any substance as to which liability or standards of conduct may be imposed under Environmental Laws, including hazardous waste, as defined pursuant to the Resource Conservation Recovery Act, hazardous substances, as defined pursuant to CERCLA, toxic substances as defined under the Toxic Substances Control Act, hazardous materials, as defined under the Hazardous Materials Transportation Act, petroleum and its fractions, asbestos-containing materials and polychlorinated biphenyls.

“Released” (or “Release,” as the context requires) means released, spilled, leaked, discharged, disposed of, pumped, poured, emitted, emptied, injected, leached, dumped or allowed to escape.

“Representative” means, with respect to either Party, any of such Party’s directors, officers, managers, employees, attorneys, accountants, brokers, finders, investment bankers or other agents.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Exercise Price Amount” has the meaning given to such term in Section 2.3.

“Seller Parties” has the meaning given to such term in Section 10.12(a).

“Sellers” has the meaning given to such term in the preamble of this Agreement.

“Sellers Representative” has the meaning given to such term in Section 2.7.

“Senior Commitment” has the meaning given to such term in Section 5.6.

“Senior Notes Offering” has the meaning given to such term in Section 7.3(k).

“Series A Preferred Stock” has the meaning given to such term in Section 4.2(a).

“Series B Preferred Stock” has the meaning given to such term in Section 4.2(a).

“Shares” has the meaning given to such term in the recitals hereto.

“Straddle Period” has the meaning given to such term in Section 6.7(b).

“Subsidiaries” shall mean ECI, ELC, ECPG and EAPG, collectively.

“Surveys” has the meaning given to such term in Section 4.9(b).

“Taxes” means:  (a) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind, imposed by any Governmental Authority, including:  (i) taxes or other charges on, measured by, or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; (ii) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; (iii) license, registration and documentation fees; and (iv) customs duties, tariffs and similar charges; and (b) any and all interest, penalties, additions to tax and additional amounts imposed in connection with or with respect to any amounts described in (a).

“Tax Return” means any return, report, statement, form or other documentation (including any additional or supporting material and any amendments or supplements) filed or maintained, or required to be filed or maintained, with respect to or in connection with the calculation, determination, assessment or collection of any Taxes.

“Third Party Claim” has the meaning given to such term in Section 9.3.

“Title Policies” has the meaning given to such term in Section 4.9(b).

“Transaction Documents” means, collectively, this Agreement and each of the other agreements and instruments to be executed and delivered by either or both of the Parties in connection with the consummation of the Acquisition and the transactions contemplated hereby.

“Transaction Expenses” means all expenses of Edgen (at or prior to the Closing) and the Sellers incurred or to be incurred in connection with the preparation, execution and consummation of this Agreement and the Closing, to the extent (i) not paid prior to the Closing and (ii) set forth with specificity on the Certificate of Closing Amounts, including without limitation (a) fees and disbursements of attorneys, accountants and other advisors and service providers incurred at or prior to the closing, (b) fees and expenses of Morgan Keegan & Company, Inc., (c) deal or transaction bonuses payable by Edgen or its Subsidiaries in connection with the Closing (including the bonuses referred to on Schedule 1.1(d) hereto), and (d) other payments, fees and expenses payable by Edgen in connection with the consummation of the transactions contemplated by this Agreement; provided, however, that “Transaction Expenses” shall not include any expenses of any of the Companies incurred or to be incurred in connection with (x) the Purchaser’s obtaining the financing necessary to (A) pay the Purchase Price and all fees and expenses of the Purchaser arising in connection with the transactions contemplated by this Agreement, and (B) finance the working capital needs of Edgen and its Subsidiaries following the Closing, (y) the September 30, 2004 Audited Financial Statements or (z) the non-imputation endorsements required pursuant to Section 7.3(n) hereof.

“Transfer Taxes” has the meaning given to such term in Section 6.7(f).

“Unfiled 2002 Claims” has the meaning given to such term in Section 6.7(g).

1.2.                              Rules of Construction.  The definitions in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “but not limited to.”  All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require.  All Exhibits and Schedules attached to this Agreement shall be deemed incorporated herein by reference as if fully set forth herein.  Words such as “herein,” “hereof,” “hereto,” “hereby” and “hereunder” refer to this Agreement and to the Schedules and Exhibits, taken as a whole.  Except as otherwise expressly provided herein:  (a) any reference in this Agreement to any agreement shall mean such agreement as amended, restated, supplemented or otherwise modified from time to time; and (b) any reference in this Agreement to any law shall include corresponding provisions of any successor law and any regulations and rules promulgated pursuant to such law or such successor law.  Neither the captions to Sections or subdivisions thereof nor the Table of Contents shall be deemed to be a part of this Agreement.

ARTICLE II
PURCHASE AND SALE OF SHARES

2.1.                              Purchase and Sale.  Subject to the terms and conditions of this Agreement and in reliance upon the representations, warranties, covenants and agreements of the Parties contained herein, at the Closing, each of the Sellers shall sell and transfer to Purchaser, and Purchaser shall purchase and acquire from each of the Sellers, all of the Shares owned by such Seller as set forth opposite such Seller’s name on Schedule 1.1(a) hereto, for the consideration set forth below.

2.2.                              Purchase Price.

(a)                                  The aggregate purchase price (the “Purchase Price”) for the Shares shall be an amount equal to (i) One Hundred Twenty Four Million Dollars ($124,000,000), plus (ii) the Net Cash Amount on the Closing Date (if a positive number, the Purchase Price will be increased by such amount and if a negative number, the Purchase Price will be reduced by such Net Cash Amount), less (iii) the aggregate amount required to be paid to satisfy and discharge in full the Indebtedness on the Closing Date (including (without double counting) Capital Leases which remain outstanding at Closing), less (iv) the Transaction Expenses, plus (v) cash received by Edgen upon the exercise of options after the date hereof.  The Purchase Price shall be paid at Closing in accordance with Section 2.3 below.

(b)                                 The Sellers Representative shall cause Edgen to prepare and deliver to the Purchaser immediately prior to Closing a certificate (the “Certificate of Closing Amounts”) certifying (i) the Net Cash Amount on the Closing Date, and (ii) the amount of the Transaction Expenses, specifying the amounts owing to each creditor with respect thereto (together with payment instructions therefor); provided, that the Sellers Representative shall deliver a good faith estimate of the Certificate of Closing Amounts two days before Closing.

(c)                                  It is contemplated by the Parties that, upon the Closing, all Indebtedness of Edgen and the Subsidiaries outstanding immediately prior to the Closing other than Capital Leases will be fully repaid (the “Repaid Indebtedness”).  To facilitate such repayment, no less than three (3) days prior to the Closing Date, Edgen shall obtain payoff letters for all Repaid Indebtedness of the Companies, which payoff letters shall indicate the amount necessary to repay such creditors in full and that such creditors have agreed to release all Liens in respect of such Repaid Indebtedness relating to the assets and properties of the Companies, upon receipt of the amounts indicated in such payoff letters.  Subject to the satisfaction of all of the conditions, covenants and obligations of the Sellers and Edgen to be satisfied prior to the Closing, in connection with the Closing, the Sellers and Edgen hereby instruct Purchaser (i) to make the payments referenced in such payoff letters on the Closing Date to discharge the Indebtedness covered thereby and (ii) to pay the Transaction Expenses in the amounts and to the parties specified in the Certificate of Closing Amounts.

2.3.                              Payment of Purchase Price.  At the Closing:

(a)                                  $4,000,000 of the Purchase Price (the “Indemnity Escrowed Funds”) will be placed in escrow with The Bank of New York, N.A. (the “Escrow Agent”) pursuant to an escrow agreement in the form of Exhibit B hereto (the “Escrow Agreement”); and

(b)                                 The Purchaser shall distribute the balance of the Purchase Price by wire transfer of immediately available funds to the account or accounts designated in writing by the Sellers Representative for such purpose, in accordance with the following preferences:

(i)                                     first, to the holders of shares of Edgen’s Series A Preferred Stock issued on October 25, 1996 pro rata in an amount equal to $148.66 per share, plus $0.02 per share for each day from and after December 31, 2004 to but not including the Closing Date;

(ii)                                  second, to the holders of shares of Edgen’s Series A Preferred Stock issued on December 28, 1998 pro rata in an amount equal to $136.00 per share, plus $0.02 per share for each day from and after December 31, 2004 to but not including the Closing Date;

(iii)                               third, to the holders of shares of Edgen’s Series B Preferred Stock pro rata in an amount equal to $800.00 per share; and

(iv)                              then, to the holders of shares of Edgen’s Common Stock, to be distributed pro rata in accordance with the number of shares of Common Stock held by each such holder;

provided, however, that the amount to be paid to each Seller pursuant to this Section 2.3 shall be reduced by the aggregate exercise price payable by such Seller at Closing upon the exercise of such Seller’s Company Options (if any) (each such amount, a “Seller Exercise Price Amount”), together with all federal and state income and other Taxes required to be withheld in connection with such exercise, and each such Seller referred to herein hereby authorizes and directs the Purchaser to make (and hereby waives and releases all rights to) such deductions from the amount otherwise payable to such Seller hereunder (it being understood and agreed that the aggregate amount of all such deductions referred to herein shall be deemed for purposes hereof to have been paid by the Purchaser to Edgen).

2.4.                              Tax Refunds; Deductible Transaction Expenses.

(a)                                  In addition to the Purchase Price, the Purchaser shall pay in cash, to the Persons receiving payment as holders of Edgen’s Common Stock pursuant to Section 2.3(b)(iii) above, on the same pro rata basis as for the payment pursuant to Section 2.3(b)(iii), an amount equal to the amount received by any of the Companies with respect to the 2002 Tax Refund, within five (5) Business Days of the receipt of any portion of the 2002 Tax Refund, without deduction, offset or counterclaim, other than expenses incurred in making such payments.

(b)                                 In addition to the Purchase Price, the Purchaser shall pay in cash, without offset deduction or counterclaim, other than expenses incurred in making such payments, an amount, not to exceed $1.3 million, equal to the net tax savings realized by the Companies as a result of payment of the Deductible Transaction Expenses.  Such payment shall be made no later than five (5) Business Days after such tax savings is realized; provided, however, that if such tax savings results in a reduction of Taxes due by the Companies with respect to a year, such tax savings shall be deemed to be realized upon the earlier of (i) the filing of Tax Returns reflecting such reduction for such year, or (ii) the date on which any of the Companies makes a payment of estimated Taxes with respect to such year which is lower than the amount which such payment would have been but for the payment of the Deductible Transaction Expenses.  Notwithstanding the foregoing, unless the Purchaser shall establish otherwise, it shall be presumed that a Tax benefit of no less than $1.3 million with respect to the Deductible Transaction Expenses shall have been realized no later than December 31, 2005.  To the extent the Purchaser establishes that such Tax benefit has not been realized by such time, a similar presumption shall apply with regard to each subsequent fiscal quarter until such Tax benefit has been fully realized; provided, that such presumption shall cease to apply as of December 31, 2008 and Purchaser shall have no further obligation to pay any such Tax benefit.  Payments made pursuant to this Section 2.4(b) shall be paid to the Persons receiving payment as holders of Edgen’s Common Stock pursuant to Section 2.3(b)(iii) above, on the same pro rata basis as for the payment pursuant to Section 2.3(b)(iii).

2.5.                              Company Options.  All outstanding options to purchase shares of Edgen stock (the “Company Options”) shall be cancelled upon Closing.  In any case in which the per share exercise price of a Company Option exceeds the per share price paid to the holders of share of Edgen’s Common Stock, any consideration paid by Edgen in consideration of such cancellation shall be included in Transaction Expenses.  The Company shall take all appropriate actions, including, without limitation, obtaining a signed acknowledgement of each holder of outstanding Company Options to the treatment of such Company Options as set forth under this Section 2.5, to effect the cancellation all such Company Options.

2.6.                              Closing.  The consummation of the purchase and sale of the Shares in accordance with this Agreement (the “Closing”) shall commence at 10:00 a.m., local time, at the New York offices of Dechert LLP, 30 Rockefeller Plaza, New York, New York 10112, on the second Business Day after all of the conditions precedent to Closing hereunder shall have been satisfied or waived (other than the conditions with respect to actions the respective parties will take at Closing), or at such other time and place as the Parties shall agree upon in writing.  The date of the Closing is referred to as the “Closing Date.”  The Parties shall deliver at the Closing such documents, certificates of officers and other instruments as are set forth in Article VI hereof and as may reasonably be required to effect the transfer by Sellers of the Shares pursuant to and as contemplated by this Agreement and to consummate the Acquisition.  All events occurring at the Closing shall be deemed to occur simultaneously (with the concurrent delivery of the documents required to be delivered pursuant to Article VII and payment of the Purchase Price).

2.7.                              Sellers Representative.  Harvest Partners III, LP is hereby appointed and authorized by Sellers to act as their representative (the “Sellers Representative”) pursuant to Sellers Representative Agreement attached hereto as Exhibit C, and Harvest Partners III, LP hereby accepts such appointment, for purposes of and as contemplated by this Section 2.7 and in respect of any disputes arising in connection with any of the foregoing or with respect to this Agreement and the transactions contemplated hereby.  Sellers Representative shall also be authorized and directed to accept any written notice which may be or is required to be sent to Sellers pursuant to this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLERS

As an inducement to Purchaser to enter into this Agreement and to consummate the Acquisition, each Seller severally but not jointly represents and warrants to Purchaser as follows:

3.1.                              Title to Shares.  Such Seller holds the issued and outstanding capital stock of Edgen in the amounts, classes and series set forth in Schedule 1.1(a).  Such Seller is, and immediately prior to the Closing will be, the record and beneficial owner of, and has good and marketable title to, the Shares set forth opposite such Seller’s name in Schedule 1.1(a), free and clear of any Lien, and such good and marketable title shall be transferred to Purchaser at the Closing, free and clear of any Lien.  Except as set forth on Schedule 1.1(a), such Seller is not a party to or bound by and does not have any options, calls, contracts, commitments or rights of any character (including conversion or preemptive rights) relating to any issued or unissued Shares in Edgen or any other debt or equity security issued or to be issued by Edgen, including any agreement, instrument or understanding, order or decree with respect to the voting of or that would restrict the transfer by such Seller of such Seller’s Shares pursuant to this Agreement.  Immediately after the Closing, such Seller will not be a party to or bound by and will not have any options, calls, contracts, commitments or rights of any character (including conversion or preemptive rights) relating to any issued or unissued Shares in Edgen or any other debt or equity security issued or to be issued by Edgen, including any agreement, instrument or understanding, order or decree with respect to the voting of or that would restrict the transfer by such Seller of such Seller’s Shares pursuant to this Agreement.

3.2.                              Authority Relative to this Agreement.  If such Seller is a corporation or limited liability company, such Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.  Such Seller has full power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder.  The execution and delivery of this Agreement and such other Transaction Documents by such Seller and the consummation by such Seller of the Acquisition and the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate or other action on the part of such Seller, and no other corporate or other proceedings on the part of such Seller are necessary to authorize this Agreement or such other Transaction Documents to which such Seller is a party or to consummate the Acquisition and the transactions contemplated hereby.  This Agreement has been, and such other Transaction Documents to which such Seller is a party will be duly executed and delivered by such Seller and, assuming due authorization, execution and delivery by Purchaser, this Agreement constitutes, and each other Transaction Document to which such Seller is a party upon execution will constitute, a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject to the effect of any applicable bankruptcy, moratorium, insolvency, fraudulent conveyance, reorganization or other similar law affecting the enforceability of creditors’ rights generally and to the effect of general principles of equity which may limit the availability of remedies (whether in a proceeding at law or in equity).

3.3.                              No Conflict.  Except as set forth on Schedule 3.3, the execution and delivery of this Agreement and the Transaction Documents to which such Seller is a party by such Seller does not, and the performance by such Seller of its obligations hereunder and thereunder and the consummation of the Acquisition and the transactions contemplated hereby will not:  (a) conflict with or violate any provision of the certificate of formation, limited liability company operating agreement, certificate of incorporation, bylaws or comparable charter document, of such Seller; (b) conflict with or violate any law, rule or regulation or any judgment or order applicable to such Seller or by which any of such Seller’s Shares is bound or affected; (c) result in any breach of or constitute a default (or an event which might, with the passage of time or the giving of notice or both, constitute a default) under, or require notice or consent under, any mortgage, indenture, deed of trust, lease, contract, agreement, license or other instrument to which any such Seller is a party or by which any of such Seller’s Shares is bound or affected; (d) result in the creation of a Lien on any of such Seller’s Shares or give to others any interests or rights therein; (e) result in the maturation or acceleration of any material liability or obligation of such Seller (or give others the right to cause such a maturation or acceleration); or (f) result in the termination of or loss of any material right (or give others the right to cause such a termination or loss) under any agreement or contract to which such Seller is a party or by which it may be bound, except in the case of clauses (b) and (c), for any conflict, violation, breach or default that would not be material to such Seller’s ability to ability to consummate the transactions contemplated by this Agreement in any material respect.

3.4.                              Required Filings and Consents.  The execution and delivery of this Agreement by such Seller do not, and the performance by such Seller of its obligations hereunder and the consummation of the Acquisition and the transactions contemplated hereby will not, require any consent, approval, authorization or permit of, or registration, qualification or filing by any such Seller with or notification by any such Seller to, any Governmental Authority or other Person, except for any such non-governmental consent, approval, authorization or permit, or registration, qualification or filing or notification the failure of which to obtain would not reasonably be expected to materially and adversely affect such Seller’s ability to consummate the transactions contemplated hereby.

3.5.                              Litigation.  No action, suit, proceeding or investigation is pending or, to such Seller’s knowledge, threatened, against such Seller with respect to his or its execution and delivery of this Agreement or the consummation by such Seller of the transactions contemplated hereby.

3.6.                              No Finder.  Except as set forth on Schedule 4.17, the fees and expenses of which shall be solely the responsibility of Sellers, none of such Seller, nor any Affiliate of such Seller has agreed to pay to any broker, finder, investment banker or any other Person a brokerage, finder’s or other fee or commission in connection with this Agreement or the Acquisition and the transactions contemplated hereby.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF EDGEN

As an inducement to Purchaser to enter into this Agreement and to consummate the Acquisition, Edgen represents and warrants to Purchaser as follows:

4.1.                              Organization and Qualification.  Each of Edgen, ELC and ECI is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on the Business as it is now being conducted.  Each of EAPG and ECPG is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and has all requisite limited liability company power and authority to own, lease and operate its assets and properties and to carry on the Business as it is now being conducted.  Each of the Companies is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the assets and properties owned, leased or operated by it or the nature of the Business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not reasonably be expected to have a Material Adverse Effect.  Edgen has made available or delivered to Purchaser complete and correct copies of each of the Companies’ certificate of incorporation and by-laws or other comparable charter documents, as amended to date, which are in full, force and effect.

4.2.                              Capitalization.

(a)                                  The authorized capital stock of Edgen consists of (i) 6,505,512 shares of common stock (the “Common Stock”), 6,000,000 shares of which have been designated as Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), 3,737,580 of which are issued and outstanding; and 505,512 shares of which have been designated as Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), 505,512 of which are issued and outstanding; and (ii) 500,000 shares of preferred stock, 372,644 shares of which have been designated as 6% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), 367,644 of which are issued and outstanding; and 10,000 of which have been designated as Series B Redeemable Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”), all of which are issued and outstanding.  Schedule 1.1(a) sets forth the name of each holder of options for shares of capital stock of Edgen, the number of shares of capital stock that such options are exercisable for with respect to each holder, along with the applicable vesting schedule, if any, the date upon which such option was granted and the term of such option, and the exercise price.  Other than the options set forth on Schedule 1.1(a), all of which shall be cancelled and terminated as of Closing, there are no outstanding options, warrants or other rights to subscribe for, acquire or purchase any securities of Edgen.  On the Closing Date, the total number of Shares issued and outstanding will be as set forth in Schedule 1.1(a) and there will be no shares of capital stock of Edgen issued or outstanding other than the Shares being sold by the Sellers to Purchaser hereunder, nor will there be issued or outstanding any securities convertible into or exchangeable for any shares of capital stock of Edgen or any options, warrants or other rights to purchase or acquire such shares or securities.  Except as otherwise disclosed in Schedule 1.1(a), there are no outstanding subscriptions, commitments, agreements, understandings or arrangements of any kind relating to the issuance, sale, transfer or assignment, or dividend or voting rights, or rights to designate directors, or rights to register the sale under the Securities Act, with respect to any shares of capital stock of any class or other equity interests of Edgen or any of the Subsidiaries or any securities convertible into or exchangeable for such shares, or any options, warrants or other rights to acquire such shares or securities.  Except as set forth in Schedule 1.1(a), neither Edgen nor any of the Subsidiaries has any obligation to purchase, redeem, or otherwise acquire any of its capital stock or any interests therein.  All of the outstanding shares of capital stock and membership interests of Edgen and the Subsidiaries are (or will be on the Closing Date, immediately following the exercise of the options) duly and validly authorized and issued, fully paid and non-assessable, were not issued in violation of any agreement or understanding binding upon any of the

Companies and were offered, issued, sold and delivered in compliance with applicable federal and state securities or “blue-sky” laws and regulations.  There are no outstanding or authorized equity appreciation, phantom stock or similar rights with respect to any of the Companies.

(b)                                 The authorized capital stock of ECI consists of 100 shares of Class A Common Stock, all of which are issued and outstanding and owned beneficially and of record by Edgen.  The authorized capital stock of ELC consists of 1000 shares of common stock, no par value, 501 of which are issued and outstanding and owned beneficially and of record by Edgen.  The authorized membership interests of ECPG consists of one membership interest, which is issued and outstanding and owned beneficially and of record by ELC.  The authorized membership interests of EAPG consists of 100 membership interests, all of which are issued and outstanding and owned beneficially and of record by ECPG.  There are no outstanding options, warrants or other rights to subscribe for, acquire or purchase any securities of any of the Subsidiaries.  Except as otherwise disclosed on Schedule 4.2(b), all of the issued and outstanding capital stock of ECI and ELC is owned by Edgen, free clear of any Lien, (ii) all of the issued and outstanding membership interests of ECPG is owned by ELC, free and clear of any Lien and (iii) all of the issued and outstanding membership interests of EAPG is owned by ECPG, free and clear of any Lien.

4.3.                              Authority Relative to this Agreement.  Edgen has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder.  The execution and delivery of this Agreement and such other Transaction Documents to which it is a party by Edgen and the consummation by Edgen of the Acquisition and the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or other action on the part of Edgen, and no other corporate or other proceedings on the part of Edgen are necessary to authorize this Agreement and such other Transaction Documents to which it is a party and to consummate the Acquisition and the transactions contemplated hereby.  This Agreement has been, and such other Transaction Documents to which Edgen is a party will be, duly executed and delivered by Edgen and, assuming due authorization, execution and delivery by Purchaser,  this Agreement constitutes, and each other Transaction Document to which Edgen is a party upon execution will constitute, a legal, valid and binding obligation of Edgen, and, assuming due authorization, execution and delivery by Purchaser, enforceable against Edgen in accordance with its terms, subject to the effect of any applicable bankruptcy, moratorium, insolvency, fraudulent conveyance, reorganization or other similar law affecting the enforceability of creditors’ rights generally and to the effect of general principles of equity which may limit the availability of remedies (whether in a proceeding at law or in equity).

4.4.                              No Conflict.  Except as set forth on Schedule 4.4, the execution and delivery of this Agreement and the Transaction Documents to which Edgen is a party by Edgen do not, and the performance by Edgen of its obligations hereunder and thereunder and the consummation of the Acquisition and the transactions contemplated hereby will not:  (a) conflict with or violate any provision of the certificate of formation, limited liability company operating agreement, certificate of incorporation, bylaws or comparable charter document, of any of the Companies; (b) assuming the due authorization, execution and delivery by Purchaser, conflict with or violate any law, rule or regulation or any judgment or order applicable to any of the Companies or by which any of the Companies’ assets is bound or affected; (c)  result in any breach of or constitute a default (or an event which might, with the passage of time or the giving of notice or both, constitute a default) under, or require notice or consent under, any mortgage, indenture, deed of trust, lease, contract, agreement, license or other instrument to which any of the Companies is a party or by which any of the Companies’ assets is bound or affected; (d) result in the creation of a Lien, other than Liens in connection with the transactions contemplated by the Senior Commitment or the Senior Notes Offering, on any asset or property of any of the Companies or the Shares or give to any third party any interest or rights therein; (e) result in the maturation or acceleration of any material liability or obligation of any of the Companies (or give any third party the right to cause such a maturation or acceleration); or (f) result in the termination of or loss of any material right (or give any third party the right to cause such a termination or loss) under any agreement or contract to which any of the Companies are a party or by which it may be bound, except in the case of clauses (b) and (c), for any conflict, violation, breach or default that would not reasonably be expected to have a Material Adverse Effect.

4.5.                              Required Filings and Consents.  The execution and delivery of this Agreement by Edgen does not, and the performance by Edgen of its obligations hereunder and the consummation of the Acquisition and the transactions contemplated hereby will not, require any consent, approval, authorization or permit of, or registration, qualification or filing by any of the Companies with or notification by any of the Companies to, any Governmental Authority or other Person, except for:  (a) the consents, approvals, authorizations, permits, registrations, qualifications, filings or notifications set forth on Schedule 4.5; or (b)  any such consent, approval, authorization, permit, registration, qualification, filing or notification the failure of which to obtain would not reasonably be expected to materially and adversely affect the Companies’ ability to consummate the transactions contemplated hereby.

4.6.                              Financial Statements.  Schedule 4.6 contains true, correct and complete copies of Edgen’s Audited Financial Statements and a copy of its unaudited consolidated balance sheet as of November 30, 2004 (the “Balance Sheet”) and the related unaudited consolidated statement of income for the eleven month period then ended (together with the Balance Sheet, the “Interim Statement”).  Each of the Audited Financial Statements and the Interim Statement were prepared in accordance with GAAP applied on a consistent basis (except for income tax provisions that relate to the Interim Statement); and fairly present in all material respects the consolidated financial condition, assets and liabilities and the results of operations and cash flows of the Companies for the periods covered thereby, subject in the case of the Interim Statement to normal year end audit adjustments and the absence of notes.  The Audited Financial Statements and the Interim Statement have been prepared from and are in accordance with the books and records of the Companies.

4.7.                              Absence of Undisclosed Liabilities.  None of the Companies has any material liability or obligation of any nature (absolute, contingent, accrued or otherwise) other than:  (a) liabilities reflected as such in the Interim Statement; (b) liabilities incurred in the ordinary course of business consistent with past practice since the date of the Balance Sheet and fully reflected as liabilities on Edgen’s books of account, none of which has had or would be reasonably expected to have a Material Adverse Effect; (c) obligations of continued performance under contracts commitments and arrangements entered into in the ordinary course of business and consistent with past practice and (d) the liabilities disclosed on Schedule 4.7.

4.8.                              Absence of Certain Changes or Events.  Since September 30, 2004, except as contemplated by this Agreement or disclosed on Schedule 4.8, the Companies have conducted the Business in the ordinary course of business and consistent with past practice.  Without limiting the generality of the foregoing, since September 30, 2004, there has not been:

(a)                                  (i) any event, fact or circumstance which has had or would reasonably be expected to have a Material Adverse Effect, or (ii) any change in the assets, liabilities, sales, income or business of Edgen or any of its Subsidiaries or in any of Edgen’s or any of its Subsidiaries’ relationships with suppliers, customers or lessors, other than changes which arose in the ordinary course of business and which have not been or would not be reasonably expected to have a Material Adverse Effect;

(b)                                 any damage to or destruction or loss of any asset, property, right or interest of any of the Companies, whether or not covered by insurance, which has had or would be reasonably expected to have a Material Adverse Effect;

(c)                                  any acquisition, sale or transfer of any asset or property, other than sales of inventory and disposal of obsolete, damaged or defective inventory, or equipment in the ordinary course of business;

(d)                                 any increase in the salary or other compensation payable or to become payable to, or any advance (excluding advances for ordinary business expenses) or loan to, any of the respective officers, directors, agents and employees of any of the Companies, or any bonus payments or arrangements made to or with any of them (other than any annual wage increase in the ordinary course of business and consistent with past practice and other than bonuses and other compensation payable as a result of the transaction contemplated by this Agreement and paid at Closing as a Transaction Expense);

(e)                                  any declaration, setting aside or payment of any dividend or any other distributions in respect of Edgen’s or any of its Subsidiaries’ capital stock or other equity securities or any distribution to the Sellers or their Affiliates;

(f)                                    except for the issuance of shares pursuant to the exercise of any options set forth on Schedule 1.1(a), any issuance of any shares of the capital stock of the Companies or any direct or indirect redemption, purchase or other acquisition of any of the Companies’ capital stock or other equity securities;

(g)                                 any entry by any of the Companies into any transaction which is not in the ordinary course of business, consistent with past practice or as contemplated herein including, but not limited to, any agreement by Edgen or any Affiliate thereof to compensate any employee of Edgen in any manner upon or with respect to the consummation of the transactions contemplated at Closing;

(h)                                 any creation or incurrence by any of the Companies of (i) any obligations or liabilities, whether absolute, accrued, contingent or otherwise (including, without limitation, any Indebtedness), other than obligations and liabilities which involve an amount not in excess of $100,000 or are incurred in the ordinary course of business or as contemplated herein; or (ii) any Lien on any assets securing obligations in excess of $100,000;

(i)                                     any discharge, forgiveness, cancellation or satisfaction by Edgen or any of its Subsidiaries of any material Lien, debt, claim or payment by any of the Companies of any material obligation or material liability (fixed or contingent) other than in the ordinary course of business or as contemplated herein;

(j)                                     any change in the accounting methods or practices of Edgen or any of its Subsidiaries other than changes required by Regulation S-X (17 CFR § 210, et seq.) in connection with the Senior Notes Offering;

(k)                                  (i) any write-down of the value of any assets or inventory by any of the Companies or (ii) any write-off of any notes or accounts receivable of any of the Companies, in each case, other than those for which reserves or accruals have been established on the Balance Sheet or those in immaterial amounts; or

(l)                                     any material Tax election (or revocation of a Tax election), except in a manner consistent with past practice, any change in any method of accounting for Tax purposes, or any settlement or compromise of any material Tax liability.

4.9.                              Real Property.

(a)                                  The real property and interests in real property described on Schedule 4.9 by name of record holder, address, acreage and type of use, is all of the real property owned by any of the Companies (the “Real Property”).  Each of the Real Property locations is a separate lot or parcel for the purpose of real estate tax, subdivision, zoning, deed conveyance and leases, separated from any property not owned by any Company.  Other than those leases described on Schedule 4.9, none of the Companies has entered into any agreements giving any Person any right to lease, sublease or otherwise occupy any portion of such Real Property.  The leases, occupancies and similar non-fee ownership described on Schedule 4.9 (“Leased Properties”) by name of landlord, mortgage, address, rent, security deposit, maturity and date, are all of the real property interests other than the Real Property in which the Companies, as lessee or sublessee, have any interest therein.  Except as set forth in Schedule 4.9, the Companies (i) own fee simple title to the Real Properties insurable at market rates, free and clear of all Liens, other than Permitted Liens and (ii) hold valid leasehold interests in the Leased Properties.  The Real Properties and Leased Properties are not in violation of any Liens.  To the Knowledge of Edgen, no proceeding is pending or threatened for the taking or condemnation of all or any portion of such Real Property or any Leased Property.  No Company has received any written notice from insurers of the Real Properties and Leased Properties relating to any violations, defects, deficiencies, or need for repairs.

(b)                                 The Sellers have previously made available or delivered to the Purchaser copies of the following:  (i) all title insurance policies or commitments that were delivered to the Companies by any title insurance company in connection with the Companies’ investigation, acquisition financing, or refinancing of the Real Properties and Leased Properties, to the extent they are in the Companies’ possession or reasonably available upon request of a third party (the “Title Policies”); (ii) all instruments, documents or agreements referenced in the Title Policies that create or evidence conditions or exceptions to title affecting the Real Properties and Leased Properties, in the Companies’ possession or reasonably available upon request of a third party (the “Exception Documents”); (iii) any surveys, plats or plans delivered to the Companies in connection with the Companies’ investigation, purchase, financing or refinancing of the Real Properties and Leased Properties, in the Companies’ possession or reasonably available upon request of a third party (the “Surveys”); (iv) all contracts and instruments affecting the Real Property to which any Company is a party or otherwise subject (“Real Property Contracts”), and, (v) all contracts and instruments affecting the Leased Property to which any Company is a party or is otherwise subject (“Leased Property Contracts”).

(c)                                  Except as set forth in Schedule 4.9 and as would not, individually as to any particular Real Property or Leased Property location or in the aggregate as to any number of such locations, reasonably be expected to have a Material Adverse Effect, each of the Real Property Contracts and Leased Property Contracts: (i) is in true, correct and complete form, in full force and effect, and has not been amended, modified, or supplemented except by documents provided to the Purchaser, (ii) has no outstanding payment due, (iii) is not subject to cancellation by any third party, (iv) is not in default by any of the Companies, or to the Knowledge of Edgen, any other party, nor has any party thereunder received or given written or, to the Knowledge of Edgen, oral notice of default, and (v) no Company or Seller has undertaken any act or failed to perform an act, which would entitle the insurance companies insuring the Companies’ interest to deny or limit coverage, including defense against title insurance based on theories of imputed knowledge.

4.10.        Intellectual Property.

(a)                                  Schedule 4.10 sets forth a complete and accurate list of all: patents (including all patent applications, and all continuations, continuations in part, divisionals, or extensions of the foregoing) owned by the Companies (collectively, the “Companies’ Patents”); registered or material trademarks, service marks, trade names, and domain names, including any applications for registration of the foregoing, owned by the Companies (collectively, the “Companies’ Marks”); material copyrights, including any registrations and applications for registration of copyrights, owned by the Companies (collectively, the “Companies’ Copyrights”).

(b)                                 Except as described in Schedule 4.10, none of the Companies, or, to the Knowledge of Edgen, any other party, is in breach of or default under any license or other agreement by which the Companies use the Intellectual Property of any third party, and each such license or other agreement is now and following the Closing shall be valid and in full force and effect.

(c)                                  Except as otherwise described in Schedule 4.10:

(i)                                     the Companies own or have the right to use the Intellectual Property used in the business of the Companies free and clear of all liens, claims and encumbrances; and

(ii)                                  to the Knowledge of Edgen, the operation of the business of the Companies, including but not limited to the design, development, use, import, manufacture and sale of the products, technology or services of the Companies, does not, infringe, dilute, misappropriate or otherwise violate the Intellectual Property of any third party, and no claim has been made, notice given, or dispute arisen to that effect.  Except as set forth in the Schedule 4.10, the Companies have no pending claim(s) that any third party has infringed, misappropriated or otherwise violated any of the Intellectual Property owned by the Companies.

(d)                                 The information technology, process management, order and inventory management and other computer systems owned, licensed, leased, operated on behalf of, or otherwise held for use in the business of the Companies, including all computer hardware, software, firmware and telecommunications systems used in the business of the Companies, perform reliably and in material conformance with the appropriate specifications or documentation for such systems.  Except for scheduled or routine maintenance, the information technology systems of the Companies are fully available for use in the business of the Companies and, as applicable, by the customers and clients of the Companies, 24 hours a day, 7 days a week.

4.11.                        Contracts.

(a)                                  Schedule 4.11(a) sets forth a list of all material contracts, agreements and instruments to which Edgen or any of the Companies is a party or by which any of them are bound or to which any of them are subject (collectively, the “Material Contracts”), which includes the following contracts:

(i)                                     any contract requiring the payment of more than $250,000 over the life of the contract or $100,000 in any period of twelve consecutive months, whether payable by or to any of the Companies;

(ii)                                  any trust indenture, mortgage, security agreement, promissory note, loan agreement or other contract relating to the borrowing of money in an amount in excess of $100,000;

(iii)                               any agreement of guarantee (other than inter-Company guarantees), support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the liabilities of any other Person in an amount in excess of $250,000;

(iv)                              any contract relating to Intellectual Property;

(v)                                 any contract providing for a joint venture, partnership or similar contract with any other Person;

(vi)                              any contract with any former director or officer or any current director, officer, employee, consultant or shareholder of any of the Companies;

(vii)                           each real estate lease or sublease with respect to each Leased Property;

(viii)                        any contract with a labor union (including any collective bargaining agreement);

(ix)                                any contract which includes or constitutes a power of attorney (excluding powers of attorney in connection with customs forms);

(x)                                   any contract containing confidentiality or non-disclosure obligations from any of the Companies;

(xi)                                any contract relating to the purchase or sale of a business in the previous five (5) years or in which indemnification obligations remain outstanding; or

(xii)                             any non-competition or non-solicitation contract including any contract that after the Closing will restrict the conduct of any line of business by the Companies or upon consummation of the transactions contemplated hereby will restrict the ability of the Companies to engage in any line of business in which they may lawfully engage.

(b)                                 Except as set forth on Schedule 4.11(b), each of the Companies has performed in all material respects the obligations required to be performed by it under the Material Contracts, and, to the Knowledge of Edgen, each of the Material Contracts is in full force and effect.  Each Material Contract is enforceable against the Company party (and, to the Knowledge of Edgen, any other parties to such Material Contract) in accordance with its terms.  There does not exist under any Material Contract any material default, condition or event that, after notice or lapse of time or both, would constitute a material default on the part of any Company, or to the Knowledge of Edgen, on the part of any other parties to such Material Contract.  True, correct and complete copies of all Material Contracts have been made available or delivered to Purchaser.

4.12.                        Permits.  Edgen has and maintains, and all of the permits, licenses, approvals, franchises, certificates, consents and other authorizations from any Governmental Authority as are necessary for the conduct of the business of the Companies except for any Permit, which the failure to have maintained such Permit would not reasonably be expected to have a Material Adverse Effect (the “Permits”).  Schedule 4.12 sets forth a true and accurate list of all the Permits.  Each Permit is in full force and effect and is being complied with in all material respects by the Companies.  No notice has been received by any of the Companies with respect to any failure by any Company to have any Permit.  True, correct and complete copies of all Permits have been made available or delivered to Purchaser.

4.13.                        Compliance with Laws.  Edgen, each of the Companies has complied in all respects with, and is in compliance in all respects with, all laws, statutes and governmental regulations and all judicial or administrative tribunal orders, judgments, writs, injunctions or decrees applicable to its business, except where the failure to so comply would not have a Material Adverse Effect.  Except as set forth on Schedule 4.13 hereto, no written or, to the Knowledge of Edgen, oral notice has been received by any of the Companies, and none of the Companies has any Knowledge of any notice being given, with respect to any violation of any provision of any federal, state or local law or administrative regulation in respect of its business.

4.14.                        Litigation.  There are no material claims, actions, suits or proceedings pending or, to the Knowledge of Edgen, threatened, against or affecting Edgen of any of its Subsidiaries or any of their assets or affecting the Shares or any Seller’s rights thereto, at law or in equity, by or before any Governmental Authority.  There are no outstanding judgments, decrees or orders of any Governmental Authority against any of the Companies, or any of their assets or businesses.

4.15.                        Employment Matters.  Each of the Companies is and has been in compliance in all material respects with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours and nondiscrimination in employment, and neither Edgen nor any of its Subsidiaries has engaged in any unfair labor practice.  Except as set forth on Schedule 4.15:  (i) none of the Companies is a party to any contract with any labor organization or other representative of its employees and no such contract is currently being negotiated by Edgen or any of its Subsidiaries; and (ii)  none of the Companies has experienced any material labor strike, slowdown, work stoppage or similar labor controversy within the past three (3) years.  There is no labor strike, dispute, slow-down or work stoppage actually pending against or involving any of the Companies, other than disputes with individual employees.  All employment manuals and other similar documents containing rules or regulations or policies of any of the Companies currently in effect regarding the general conduct, compensation, labor relations and employment and severance of any of the Companies’ employees have been made available or delivered to Purchaser.

4.16.                        Employee Benefits.  Edgen has made available to Purchaser a list and copies of each Employee Plan and all material related documents, including the most recent Form 5500 for such plan, as applicable.  Each Employee Plan has been operated and administered in all material respects in compliance with ERISA, the Code and all other federal and state laws to the extent applicable.  None of the Companies nor any ERISA Affiliate currently is obligated, or has ever maintained or been obligated, to contribute to a (A) ”multiemployer plan” (as defined in Section 3(37) of ERISA), or (B) ”defined benefit plan” (as defined in Section 3(35) of ERISA).  The Companies do not maintain and, to the Knowledge of Edgen, have never maintained any employee welfare benefit plans, as defined in Section 3(1) of ERISA, that provide post-retirement benefits to former employees and to current employees after their termination of employment (including without limitation, medical and life insurance benefits), other than as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and by the regulations thereunder.

4.17.                        No Finder.  Except as set forth on Schedule 4.17, the fees and expenses of which shall be solely the responsibility of Sellers, Edgen has agreed not to pay to any broker, finder, investment banker or any other Person a brokerage, finder’s or other fee or commission in connection with this Agreement, the Acquisition and the transactions contemplated hereby.

4.18.                        Environmental Matters.  Except as specifically disclosed on Schedule 4.18:

(a)                                  Each of the Companies has conducted and is now conducting their operations in compliance in all material respects with all Environmental Laws.

(b)                                 Each of the Companies holds and has been and is in compliance in all material respects with all permits, certificates, licenses, approvals, registrations and authorizations required under Environmental Laws (“Environmental Permits”), all such Environmental Permits are in full force and effect, and are listed in Schedule 4.18(b).

(c)                                  None of the Companies has received any written or, to the Knowledge of Edgen, oral notice, citation, summons, order or complaint, and no penalty has been assessed or is pending or, to the Knowledge of Edgen, threatened by any third party (including any Governmental Authority) with respect to the Management or Release of Regulated Substances by or on behalf of any of the Companies or any of its predecessors, in relation to its past or present operations, or with respect to the presence of or exposure to Regulated Substances.  None of the Companies has received and, to the Knowledge of Edgen, no one else has received, any request for information, notice of claims, demand or other notification that it (or any of its predecessors) is or may be potentially responsible with respect to any investigation, cleanup remedial action or other response action of Regulated Substances (whether on-site or off-site).

(d)                                 No Regulated Substances have been Released or are threatened to be Released by any of the Companies or, to the Knowledge of Edgen, by any other person, and no Regulated Substances are present in an uncontained state at, on, about, under the Owned Real Property, the properties leased or subleased by any of the Companies, or to the Knowledge of Edgen, at any property formerly owned, operated or leased by the Companies or any of their predecessors.

(e)                                  Edgen has made available to Purchaser all environmental reports and documents in any of the Companies’ possession or control.

4.19.                        Taxes and Tax Returns.  Except as set forth on Schedule 4.19:

(a)                                  The Companies have timely filed or timely requested extensions of time to file all Tax Returns required to be filed by it for all Taxable periods ending on or before the Closing Date, and all such Tax Returns are, or will be when timely filed, true, correct and complete in all material respects;

(b)                                 The Companies have paid to the appropriate Tax Authority, or, if payment is not yet due, will pay when due to the appropriate Tax Authority, all Taxes due and owing, whether or not reflected on the Companies’ Tax Returns, for all Taxable periods ending on or before the Closing Date;

(c)                                  The Companies are not a party to any Tax allocation or Tax sharing agreement; and

(d)                                 Edgen is not a Person other than a “United States Person” within the meaning of the Code.

(e)                                  None of the Companies is currently the beneficiary of any extension of time within which to file any Tax Return.  No written or, to the Knowledge of Edgen, oral claim has ever been received by any of the Companies from an authority in a jurisdiction where any of the Companies does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.  There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Companies.

(f)                                    No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to any of the Companies.  None of the Companies has received from any foreign, federal, state, or local taxing authority (including jurisdictions where any of the Companies have not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against any of the Companies.  Sellers have made available or delivered to Purchaser correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any of the Companies filed or received with respect to taxable periods ending on or after December 31, 2001.  None of the Companies is subject to a private letter ruling of the IRS (or similar ruling from any other taxing authority) that has continuing effect after the Closing Date.

(g)                                 None of the Companies has extended any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(h)                                 None of the Companies has been a United States real property holding corporation within the meaning of Code §897(c)(2) during the applicable period specified in Code §897(c)(1)(A)(ii).

(i)                                     The Companies have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code § 6662.

(j)                                     None of the Companies (A) has been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (other than a group the common parent of which is Edgen) or (or any similar group of corporations under state, local, or foreign law); or (B) has any liability for the Taxes of any Person (other than Edgen or any of its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(k)                                  The unpaid Taxes of the Companies (A) did not, as of September 30, 2004, exceed the accrued Tax liability (exclusive of any accrual or liability for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the September 30, 2004 balance sheet (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Companies in filing their Tax Returns.  Since the date of the September 30, 2004 balance sheet, none of the Companies has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(l)                                     None of the Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) ”closing agreement” as described in Code § 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) that has continuing effect after the Closing Date; or (C) intercompany transactions or any excess loss account described in Treasury Regulations under Code § 1502 (or any corresponding or similar provision of state, local or foreign income Tax law).

(m)                               None of the Companies has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was intended to be governed in whole or in part by Code § 355 or § 361.

4.20.                        Subsidiaries.  Edgen has four wholly-owned Subsidiaries:  ECI, ELC, EAPG and ECPG.  Except for the Subsidiaries, none of the Companies owns any operational control over or contract or other right to acquire, directly or indirectly, any capital stock or other equity securities of any corporation or other entity, nor do any of the Companies have any direct or indirect equity or ownership interest in any business other than the Business.  Neither Edgen nor any of the Subsidiaries has any obligation to invest in or otherwise provide funds to any other Person.

4.21.                        Insurance.  Schedule 4.21 sets forth a list of each insurance policy maintained by the Companies (the “Policies”).  All of such Policies are in full force and effect (and will continue in full force and effect to the Closing Date), and none of the Companies is in default with respect to its obligations under any such Policies.  The aggregate coverages provided by the Policies are reasonable, in both scope and amount, in light of the risks attendant to the business in which any of the Companies is, or has been, engaged and are comparable to coverages customarily maintained by companies in similar lines of businesses.  Except as set forth in Schedule 4.21, (a) there are no outstanding material claims under any Policy, (b) there are no premiums or claims due under any Policy which are delinquent, and (c) there have been no gaps in coverage for the last five years.  Except set forth on Schedule 4.21, within the past two years, no notice of cancellation or non-renewal with respect to, or disallowance of any material claim under, any Policy has been received by any of the Companies.

4.22.                        Title to Assets.  Each of the Companies has good title to all of their respective properties and assets, including the properties and assets reflected in the September 30, 2004 audited balance sheet (except those disposed of in the ordinary course of business since the date of such audited balance sheet), free and clear of all Liens except for Permitted Liens.  All of such assets and properties have been maintained in all material respects consistent with industry standards and are reasonably adequate and suitable for the purposes for which they are used in the business of the Companies.

4.23.                        Customers and Suppliers.  Schedule 4.23 contains (a) a list of the top ten customers of the Companies (by volume in dollars of sales to such customers) for the eleven-month period ended November 30, 2004 (the “Major Customers”) and (b) a list of the top ten suppliers of the Companies (by volume in dollars of purchases from such suppliers) for such period (the “Major Suppliers”).  Since September 30, 2004, none of the Companies has received any written notice from any Major Customer to the effect that such Major Customer will stop or materially modify its purchases from Edgen or any of its Subsidiaries (whether as a result of the consummation of the transactions contemplated hereby or otherwise), which cessation or modification would reasonably be expected to result in a material adverse change to Edgen’s and its Subsidiaries’ business relationship with such Major Customer.  Neither Edgen nor any of its Subsidiaries, since September 30, 2004, has received any written notice from any Major Supplier to the effect that such Major Supplier will stop or materially modify the aggregate volume of its supply of materials, products or services to the Companies (whether as a result of the consummation of the transactions contemplated hereby or otherwise), which cessation or modification could reasonably be expected to result in a material adverse change to the Companies’ business relationship with such Major Supplier.

4.24.                        Transactions with Affiliates.  Except as set forth in Schedule 4.24 hereto, none of the Companies, nor any of their respective Affiliates, nor any of the Companies’ officers, directors or employees (or any “associate” (as such term is defined in Rule 405 of the Securities Act) of the foregoing), has any interest, directly or indirectly, in any lease, Lien, contract, license, encumbrance, loan or other agreement or commitment to which Edgen or any of its Subsidiaries is a party, or any property or asset used or owned by, or any interest in any supplier of, any of the Companies in any one case exceeding $25,000.  Except as set forth in Schedule 4.24 hereto, none of the Companies is indebted, directly or indirectly, to (a) any Affiliate of Edgen or (b) any officer, director or employee of any of the Companies (or any of their “associates” as defined above) for any liability or obligation, whether arising by reason of stock ownership or oral or written agreement.  No employee of any of the Companies owes any money to any of the Companies (except in respect of advances for business expenses).

4.25.                        Bank Accounts.  Schedule 4.25 sets forth the name of each bank in which any of the Companies has an account or safe deposit box, the identifying numbers or symbols thereof and the names of all persons authorized to draw thereon or to have access thereto.

4.26.                        Inventory.  All of the inventories of the Companies, including that reflected in the Balance Sheet, are valued at the lower of cost or market, the cost thereof being determined by the average cost method, except as disclosed in the Audited Financial Statements or Interim Statement.  All of the inventories reflected in the Interim Statement and all inventories acquired by the Companies since September 30, 2004 consist of items of a quality and quantity usable and saleable in the ordinary course of the such Companies’ business within a reasonable period of time and at normal profit margins.  The Companies’ reserves in the Audited Financial Statements on account of inventory have been made in accordance with GAAP.

4.27.                        Accounts Receivable.  All of the accounts and notes receivable of the Companies represent amounts receivable for merchandise actually delivered or services actually provided (or, in the case of non-trade accounts or notes represent amounts receivable in respect of other bona-fide business transactions), have arisen in the ordinary course of business.  To the Knowledge of Edgen, all such receivables are fully collectible in the normal and ordinary course of business, except to the extent of a reserve in an amount not in excess of the reserve for doubtful accounts reflected on the Interim Statement.

4.28.                        Indebtedness.  Except as set forth on Schedule 4.28 hereto, none of the Companies has any Indebtedness outstanding at the date hereof.  As of the Closing, none of the Companies will have any Indebtedness outstanding other than as described on the Certificate of Closing Amounts.

4.29.                        Disclosure.  No representation or warranty by Edgen in this Agreement or the Transaction Documents, and no exhibit, document, statement, certificate or schedule furnished or to be furnished to Purchaser pursuant hereto, or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements or facts contained herein or therein not misleading.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER

As an inducement to Sellers and Edgen to enter into this Agreement and to consummate the Acquisition, Purchaser represents and warrants to Sellers and Edgen as follows:

5.1.                              Organization and Qualification.  Purchaser is a corporation, duly organized, validly existing and in good standing under the laws of the State of Nevada.  Purchaser is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for failures to be so qualified or licensed and in good standing that do not have a Material Adverse Effect on Purchaser.

5.2.                              Authority Relative to this Agreement.  Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Acquisition and the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and such other Transaction Documents by Purchaser and the consummation by Purchaser of the Acquisition and the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Purchaser, and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the Acquisition and the transactions contemplated hereby.  This Agreement and such other Transaction Documents have been or will be duly executed and delivered by Purchaser and this Agreement constitutes, and each other Transaction Document upon execution will constitute, a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the effect of any applicable bankruptcy, moratorium, insolvency, fraudulent conveyance, reorganization or other similar law affecting the enforceability of creditors’ rights generally and to the effect of general principles of equity which may limit the availability of remedies (whether in a proceeding at law or in equity).

5.3.                              No Conflict.  The execution and delivery of this Agreement and the Transaction Documents by Purchaser do not, and the performance by Purchaser of its obligations hereunder and thereunder and the consummation of the Acquisition and the transactions contemplated hereby will not:  (a) conflict with or violate any provision of the certificate of incorporation or by-laws of Purchaser; (b) conflict with or violate any law, rule or regulation or any judgment or order applicable to Purchaser or by which any of Purchaser’s assets is bound or affected; (c) result in any breach of or constitute a default (or an event which might, with the passage of time or the giving of notice or both, constitute a default) under, or require notice or consent under, any mortgage, indenture, deed of trust, lease, contract, agreement, license or other instrument to which Purchaser is a party or by which any of Purchaser’s assets is bound or affected; or (d) result in the creation of a Lien on any Purchaser’s assets or give to others any interests or rights therein, except in the case of clauses (b), (c) and (d) for any conflict, violation, breach or default that would not be material to Purchaser’s ability to consummate the transactions contemplated by this Agreement and the Transaction Documents in any material respect.

5.4.                              Required Filings and Consents.  The execution and delivery of this Agreement and the Transaction Documents to which Purchaser is a party by Purchaser do not, and the performance by Purchaser of its obligations hereunder and thereunder and the consummation of the Acquisition and the transactions contemplated hereby and thereby will not, require any consent, approval, authorization or permit of, or filing by Purchaser with or notification by Purchaser to, any Governmental Authority, except for such consents, approvals, authorizations, permits and filings the failure of which to obtain would not reasonably be expected to have a material adverse effect on Purchaser’s ability to consummate the transactions contemplated by this Agreement and the Transaction Documents.

5.5.                              No Finder.  Purchaser has not agreed to pay to any broker, finder, investment banker or any other Person a brokerage, finder’s or other fee or commission in connection with this Agreement, the Acquisition and the transactions contemplated hereby.

5.6.                              Financial Resources.  Purchaser (a) has attached as Schedule 5.6 hereto a copy of (i) the financing commitment letter from GMAC Commercial Finance, LLC (the “Senior Commitment”), which sets forth the material terms and conditions of the Senior Commitment and agreed to and accepted by Purchaser; (ii) the equity commitment letter (the “Equity Commitment”) from ING Furman Selz Investors III L.P., ING Barings U.S. Leveraged Equity Plan LLC and ING Barings Global Leveraged Equity Plan, Ltd. (collectively, the “Equity Financing Parties”) and agreed to and accepted by Purchaser, which sets forth the material terms and conditions of the Equity Commitment, and (iii) the contingency letter agreement (the “Contingency Letter Agreement”) from the Equity Financing Parties and agreed to and accepted by Purchaser, each of which is in full force and effect; (iv) a certificate of an authorized representative of each of the Equity Financing Parties certifying as to due authorization of the Equity Commitment Letter and the Contingency Letter Agreement, among other things, and (b) proposes to conduct the Senior Notes Offering.

5.7.                              No Litigation.  As of the date hereof, there is no claim, action, suit or proceeding pending or, to the knowledge of Purchaser, threatened, against Purchaser before any

Governmental Authority that prohibits or restricts, or seeks to prohibit or restrict, the consummation of the Acquisition and the transactions contemplated hereby.

5.8.                              Investment Representation.  Purchaser is acquiring the Shares solely for investment purposes and solely for its own account, without any intention to resell or redistribute such Shares in violation of the Securities Act.

ARTICLE VI
ADDITIONAL COVENANTS

6.1.                              Conduct of Business.  From the date hereof through the Closing Date, except as contemplated by this Agreement or described on Schedule 6.1 and except for actions directly related to the announcement of the transactions contemplated by this Agreement, Edgen shall, and Edgen shall cause the Companies to, conduct the Companies’ operations in the ordinary course, consistent with past practice in the last twelve (12) months, and Edgen shall not, and Edgen shall cause the Companies not to, directly or indirectly:

(a)                                  grant any increase in the salary or other compensation payable or to become payable to, or any advance (excluding advances for ordinary business expenses) or loan to, any of the respective officers, directors, agents and employees of any of the Companies, or any bonus payments or arrangements made to or with any of them (other than any annual wage increase in the ordinary course of business and consistent with past practice) except for bonus payments for the Companies’ 2004 fiscal year in accordance with the express terms of the Companies’ pre-existing employment contracts set forth on Schedule 4.11; provided, that the Company and the Sellers shall convene a stockholders meeting to consider and, if deemed advisable, approve the compensation arrangements set forth on Schedules 1.1(d) and 4.11;

(b)                                 make any change in any accounting principle (including Tax accounting), method, estimate or practice, except for any such change required by GAAP, the Code, any state tax codes or as required by Regulation S-X (17 CFR § 210, et seq.) in connection with the Senior Notes Offering;

(c)                                  make a material change in the manner of business or operations of any of the Companies or make any material change in any existing inventory management or credit, collection or payment policies, procedures or practices with respect to accounts receivable or accounts payable;

(d)                                 enter into any lease, contract or commitment or engage in any transaction not contemplated by this Agreement or not in the ordinary course of business and consistent with its normal business practices, or amend, modify or terminate (i) any Material Contract; (ii) any other contract, other than amendments or modifications in the ordinary course of business or (iii) any employee benefit plan of the Companies;

(e)                                  sell or otherwise dispose of any assets with an aggregate fair market value greater than $100,000, other than the sale or other disposal of inventory and obsolete or worn-out equipment in the ordinary course of business;

(f)                                    effect any issuance, grant or sale of any shares of its capital stock (or any securities convertible into or exchangeable for such capital stock, or any options, warrants or other rights to acquire such capital stock or securities) or make any commitment or offer to do the same;

(g)                                 declare, pay or set aside for payment any dividend or other distribution in respect of its capital stock or redeem, purchase or otherwise acquire, or offer, sell or issue, directly or indirectly, any shares of the capital stock or other securities of any of the Companies (including options, warrants or rights to acquire securities), or merge or consolidate (or engage in any other business combination transaction) with any Person or effect any share exchange, reclassification or subdivision of any its capital stock or adopt any plan of liquidation or dissolution or other reorganization or reclassification of its capital stock, or acquire the stock, assets or business of any other Person;

(h)                                 pay, loan or advance any amount to, or sell, transfer or lease any of its material assets to, or enter into any agreement or arrangement with any Affiliate, including, but not limited payments to the Sellers except for (i) management fees of not more than $123,900 payable to Harvest Partners III, LP in accordance with the Amended and Restated Management Agreement dated October 20, 2004 by and among Harvest Partners Inc., Edgen and ECPG and (ii) management fees of not more than $23,925 payable to Stonehenge Capital Company, LLC in accordance with the Amended and Restated Management Agreement dated November 1, 2004 by and among Stonehenge Capital Company, LLC, Edgen and ECPG, each of which payments shall be included as Transaction Expenses ;

(i)                                     (i) incur any Liens other than Permitted Liens; (ii) make, change or revert any tax election or make any agreement or settlement with any taxing authority; (iii) waive, cancel or forgive any amounts owed to any of the Companies in excess of $100,000; (iv) guarantee or become a co-maker or accommodation maker or otherwise become or remain contingently liable in connection with any Indebtedness of any Person other than Edgen or any of its Subsidiaries; (v) loan, advance funds or make an investment in or capital contribution to any Person other than Edgen or any of its Subsidiaries; (vi) commence or settle any litigation or arbitration proceedings; (vii) incur any liabilities or obligations other than in the ordinary course of business; (viii) amend, modify, restate or alter in any manner the certificate of incorporation or bylaws (or other organizational documents) of Edgen or any of its Subsidiaries; (ix) enter into any new transaction or arrangement which, if existing on the date hereof, would be required to be disclosed on Schedule 4.24 hereto; (x) prepay any Indebtedness of the Companies or modify or amend the schedule of principal or interest payments pursuant to any Indebtedness in effect on the date hereof, except for the prepayment of any Indebtedness without penalty; or (xi) commit or enter into any agreement to do any of the foregoing.

6.2.                              Consents, Filings and Authorizations; Efforts to Consummate.

(a)                                  The Companies shall make all commercially reasonable efforts to obtain and deliver to Purchaser at the Closing consents from the relevant parties to the contracts or agreements set forth in Schedule 7.3(e).

(b)                                 Purchaser and Edgen shall make all filings and submissions under such laws as are applicable to them or to their respective Affiliates and as may be required for the consummation of the Acquisition in accordance with the terms of this Agreement.  Each Party shall as promptly as practicable comply with the laws and regulations of any other Governmental Authority that are applicable to any of the transactions contemplated by this Agreement and pursuant to which any consent is necessary.  Purchaser and Edgen shall cooperate with one another in connection with any such filings.  All such filings shall comply in form and content in all material respects with applicable laws.  The Parties shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority with respect to the transactions contemplated by this Agreement.

(c)                                  Subject to the terms and conditions herein, each Party, without material monetary payment, shall use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable:  (i) to cause the conditions to the obligations of each Party to consummate the Acquisition to be satisfied as soon as reasonably practicable; (ii) under applicable laws, permits and orders, to consummate and to give each other all of the benefits contemplated by this Agreement and to make effective the Acquisition and the transactions contemplated hereby as soon as reasonably practicable, and to cooperate with each other in connection with the foregoing, including obtaining all consents required in connection with such Party’s consummation of the Acquisition and (iii) obtain such consents, approvals and permissions from landlords, their mortgagees, local regulatory authorities with jurisdiction of the transfer, and other parties with effective rights of approval.

6.3.                              Public Announcements.  From and after the date of this Agreement until the Closing Date, Purchaser, on one hand, Edgen, and on the other hand, agrees not to make (and shall cause their Affiliates not to make) any public announcement or other public disclosure concerning this Agreement or the transactions contemplated herein without obtaining the prior written consent of the other Party as to form, content and timing (such consent not to be unreasonably withheld); provided, however, that the foregoing shall not restrict any Party (or any Affiliate of Edgen) from making any public announcement or public disclosure as may be required by applicable law (including the rules of any stock exchange or other self-regulated body), and, if practicable, such Party (or Affiliate thereof) shall give the other Party not less than five (5) Business Days prior written notice of the proposed disclosure.

6.4.                              Access to Information; Confidentiality.

(a)                                  From and after the date of this Agreement until the earlier to occur of the Closing Date or the date this Agreement shall be terminated pursuant to Article VII hereof, upon reasonable notice and subject to applicable law relating to the exchange of information and to confidentiality obligations of Edgen entered into prior to the date hereof, Edgen and its Subsidiaries shall afford to Purchaser’s Representatives access during normal business hours to senior management (including key employees), Edgen’s accountants and such properties, books, records, contracts, commitments and other information of the Companies as Purchaser may reasonably request, but excluding bids, contracts and other information prepared solely for use in connection with the sales process resulting in the Acquisition.  Purchaser’s Representatives shall have the right to perform Phase I environmental site assessments (“Phase I”) during normal business and at Purchaser’s expense, at any and all Real Property.  Purchaser shall have the right to conduct additional invasive environmental investigations, including sampling or testing, at any or all of the Real Property if Purchaser has a reasonable basis to do so based on the information it obtains in its diligence or the results of a Phase I.

(b)                                 Each of Purchaser and Edgen acknowledges that the information provided to the other and its Representatives in connection with the Acquisition and this Agreement is subject to that certain Confidentiality Agreement, dated as of August 15, 2004, between Jefferies Capital Partners and Edgen (the “Confidentiality Agreement”), the terms of which are incorporated herein by this reference.

(c)                                  Each Seller shall, and shall cause his or its Representatives (as such term is defined in the Confidentiality Agreement) to, keep confidential and not disclose to any other person or entity or use for his or its own benefit or the benefit of any other person or entity any Information (as such term is defined in the Confidentiality Agreement) in his, its or their possession or control.  The obligations of the Sellers under this Section 6.4(c) shall not apply to Information which (i) is or becomes generally available to the public without breach of the commitment provided for in this Section 6.4(c); or (ii) is required to be disclosed by law, order or regulation of a court or tribunal or governmental authority; provided, however, that, in any such case, each Seller shall notify Edgen or Purchaser as early as reasonably practicable prior to disclosure to allow Edgen or Purchaser to take appropriate measures to preserve the confidentiality of such Information at the cost of Edgen or Purchaser.

6.5.                              Expenses.  All expenses of the preparation, execution and consummation of this Agreement and of the transactions contemplated hereby, including, without limitation, attorneys’, accountants’ and outside advisers’ fees and disbursements, shall be borne by (a) the Purchaser, if incurred for Purchaser’s account, (b) the Companies, if incurred for the account of the Companies or the Sellers only to the extent actually paid in cash prior to Closing such that the payment of expenses either reduces the Companies’ cash on hand or increases Indebtedness, as the case may be; or (c) the Sellers, if incurred for the account of the Companies or the Sellers and which is neither paid in cash by the Companies prior to Closing nor deducted as a Transaction Expenses from the Purchase Price pursuant to Section 2.2.  Notwithstanding the foregoing the Purchaser shall pay the fees payable (i) under the filing, local counsel and other fees in connection with governmental consents in Canada (including applicable Canadian provinces); (ii) in connection with expenses of the Companies incurred or to be incurred by the Companies in connection with the Purchaser’s obtaining the financing necessary to pay the Purchase Price (including, but not limited to, the Senior Notes Offering and the Senior Commitment) and (iii) in connection with the September 30, 2004 Audited Financial Statements.

6.6.                              Supplements to Disclosure Schedules.  Each of Sellers and Edgen shall have the right from and after the date hereof until the seventh day prior to the Closing Date to amend or written supplement the Disclosure Schedules attached to this Agreement for any event which first occurs after the date hereof.  As promptly as practicable after any event described below which first occurs after the date hereof, the Sellers’ Representative will provide Purchaser with a supplement or amendment to the Disclosure Schedules with respect to any matter, condition or occurrence hereafter arising (or, in the case of matters for which Sellers’ or Edgen’s disclosure obligation hereunder is limited to knowledge, discovered) which, if existing or occurring on the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules.  No claim for breach of this Agreement may be made by Purchaser based on any disclosure made by Sellers or Edgen in any such amended or supplemented Disclosure Schedules.  In connection with the delivery of any amended or supplemented Disclosure Schedules, the Sellers or Edgen shall promptly provide to Purchaser all additional information reasonably requested by the Purchaser in order to make a determination as to whether Purchaser shall accept such supplement of the Disclosure Schedules.  Promptly after making such determination, the Purchaser shall either (i) accept such amended or supplemented Disclosure Schedules, in which case Purchaser shall be deemed at Closing to have waived any claim with respect to the contents thereof, or (ii) terminate this Agreement.  The draft of the audited financial statements which are attached as part of Schedule 4.6 as of the date hereof will be replaced by the audited financial statements accompanying the executed report of Deloitte & Touche LLP as soon as practicable but no later than January 7, 2005.  Such replacement shall be deemed for all purposes to be a written supplement to the Disclosure Schedules for an event first occurring after the date of the Purchase Agreement.

6.7.                              Tax Matters.  The following provisions shall govern the allocation of responsibility as between the Purchaser and the Sellers for certain tax matters following the Closing Date:

(a)                                  Tax Indemnification.  The Sellers shall indemnify the Companies, Purchaser, and each Purchaser Affiliate and hold them harmless from and against (without duplication), any loss, claim, liability, expense, or other damage attributable to (i) all Taxes (or the non-payment thereof) of the Companies for all Taxable periods (a) ending on or before the Closing Date and (b) the portion through the end of the Closing Date for any Taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”), as determined in Section 6.7(b); (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which any of the Companies (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation § 1.1502-6 or any analogous or similar state, local, or foreign law or regulation (other than the consolidated group of which Edgen is the common parent); (iii) any and all Taxes of any person (other than the Companies) imposed on the Companies as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing; (iv) any amount of the 2002 Tax Refund Purchaser or any of the Companies is required, by applicable law, to repay to any taxing authority, including any interest and penalties with respect to such payment; and (v) any amount of the Tax benefit arising from payment of the Deductible Transaction Expenses which Purchaser or any of the Companies is required by applicable law to repay to any taxing authority, including any interest and penalties with respect thereto, but only to the extent that (x) such repayment reduces the net Tax savings from payment of the Deductible Transaction Expenses to an amount below $1.3 million, and (y) Purchaser has previously made a payment pursuant to Section 2.4(b) in respect of such tax benefit; provided, however, that in the case of clauses (i), (ii), and (iii) above, the Sellers shall be liable only to the extent that any such Tax exceeds the amount, if any, accrued as a liability for such Tax (excluding any accrual or liabilty for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the balance sheet attached to the September 30, 2004 Audited Financial Statements or accrued since the date of such balance sheet and prior to Closing on the books of the Companies in the ordinary course of business consistent with past practice.  The Sellers shall reimburse the Purchaser for any Taxes of the Companies which are the responsibility of the Sellers pursuant to this Section 6.7(a) within fifteen (15) business days after payment of such Taxes.

(b)                                 Straddle Period.  In the case of any Taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Companies for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of other Taxes of the Companies for a Straddle Period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of days in the Taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(c)                                  Responsibility for Preparing and Filing Tax Returns.  Purchaser shall prepare or caused to be prepared and file or caused to be filed all Tax Returns for the Companies which are filed after the Closing Date.  In the case of Tax Returns for the year which includes the Closing Date, Purchaser shall cause such Tax Returns to be filed in such a manner as to claim a deduction with respect to the Deductible Transaction Expenses.  In the case of any Tax Returns which reflect any Tax for which Sellers may be required to indemnify any person under the Agreement, (i) such Tax Returns shall be prepared in a manner consistent with prior practice unless otherwise required by applicable law and such Tax Returns shall be true, correct and complete in all material respects, and (ii) Sellers may review and comment on such Tax Returns prior to filing and Purchasers shall make, or cause the Companies to make, any changes to such Tax Returns as are reasonably requested by Sellers and that would not violate applicable law.

(d)                                 Cooperation on Tax Matters.

(i)                                     Purchaser, the Companies, and the Sellers shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Section 6.7 and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Companies and the Sellers agree (A) to retain all books and records with respect to Tax matters pertinent to the Companies relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Sellers, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, the Companies or Sellers, as the case may be, shall allow the other

Party to take possession of such books and records.  Sellers will retain the right, with the participation of the Purchaser, to conduct and resolve any audit, administrative or judicial proceeding relating to income Taxes with respect to any period ending prior to or on the Closing Date, to the extent Sellers may be obligated to indemnify the Purchaser pursuant to Section 6.7(a); provided, however, that, subject to subsection (g) of this Section 6.7, no resolution of such proceeding shall be accepted that may have an adverse effect on the Purchaser or the Companies, in which case, the Purchaser and the Companies will have the right to participate in and approve of the resolution of such proceeding; provided further, however, that the Purchaser and the Companies shall not approve any such resolution that may have an adverse effect on the Sellers’ obligation to indemnify the Purchaser.  Purchaser will promptly notify Sellers of any such audit, proposed adjustment or related matter that could affect the Sellers’ obligations pursuant to Section 6.7(a) hereof.

(ii)                                  Purchaser and Sellers further agree, upon request, to use their best efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(iii)                               Purchaser and Sellers further agree, upon request, to provide the other party with all information that either party may be required to report pursuant to Code § 6043A and all Treasury Regulations promulgated thereunder.

(e)                                  Tax Sharing Agreements. All Tax sharing agreements or similar agreements with respect to or involving the Companies (other than any such agreements to which only the Companies are parties) shall be terminated as of the Closing Date and, after the Closing Date, the Companies shall not be bound thereby or have any liability thereunder.

(f)                                    Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement (“Transfer Taxes”) shall be paid in equal portions by the Sellers and the Purchaser when due.  In other words, the Sellers and the Purchaser shall share equally the cost of Transfer Taxes.  The Purchaser or the Sellers, as required by applicable law, will prepare and file all necessary Tax Returns and other documentation with respect to all Transfer Taxes, and, if required by applicable law, the party not filing such a Tax Return will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(g)                                 Tax Refund; Deductible Transaction Expenses.

(i)                                     Prior to the date hereof, certain of the Companies have prepared (but have not filed) refund claims (“Unfiled 2002 Claims”) with respect to portions of the 2002 Tax Refund.  At such time as Sellers shall designate, the Companies shall cause such Unfiled 2002 Claims, as are designated by Sellers, to be signed and filed on behalf of the appropriate Company.

(ii)                                  The parties shall cooperate fully in pursuing claims with respect to the 2002 Tax Refund and in securing the Tax benefits attributable to payment of the Deductible Transaction Expenses.  The Companies shall take such actions (in the case of the 2002 Tax Refund, at Sellers’ expense), as are reasonably necessary or appropriate to obtain such refund or Tax benefit, as the case may be, and shall not take any action (including, without limitation, making any tax election or filing any Tax Return) which is inconsistent with, or which could adversely affect the ability of any of the Companies to receive any portion of the 2002 Tax Refund or to realize, at the earliest available time, the Tax benefits attributable to payment of the Deductible Transaction Expenses.  The Companies shall keep the Sellers informed of all developments in connection with such items.  Without limitation of the foregoing, the Companies shall, within two (2) Business Days of receipt by any of the Companies of any notice or communication from any taxing authority with respect to any portion of the 2002 Tax Refund or the tax treatment of any portion of the Deductible Transaction Expenses, provide a copy of such notice or communication to the Sellers.

(iii)                               In the event any taxing authority proposes to deny all or any portion of the 2002 Tax Refund or to deny or delay all or any portion of the Tax benefits with respect to the Deductible Transaction Expenses, the Sellers shall control any contact with such taxing authority with respect to such refund; provided, however, that Sellers shall (a) keep the Companies informed about such contacts and provide copies of any written communications; (b) not take any action that violates applicable law; and (c) not settle or compromise any matter with respect thereto without the approval of the Companies, which approval shall not be unreasonably withheld.  At Sellers’ expense, the Companies shall cooperate with reasonable requests in accordance with applicable law in any such contacts with a taxing authority regarding the 2002 Tax Refund or the Tax benefits attributable to the Deductible Transaction Expenses.

6.8.                              280G Matters.  The Sellers shall indemnify and hold harmless the Companies, Purchaser and each Purchaser Affiliate, to the fullest extent permitted by law from and against any and all liabilities, costs, claims and expenses, including all reasonable professional fees (such as attorneys’ or accountants’ fees), arising out of the payment of any “excess parachute payments” as defined by section 280G of the Code (“Excess Parachute Payments”).  Such costs shall include, but not be limited to, the costs of paying any tax gross-up to the individual who receives an Excess Parachute Payment and the costs of the lost deduction to Purchaser, the Companies or any successor thereof, if applicable, of the payment of any Excess Parachute Payments.

6.9.                              Termination of Affiliate Relations.  All contracts (i) between the Companies, on the one hand, and Sellers and their Affiliates, on the other hand (other than contracts solely between the Companies), or (ii) under which any of the Companies guarantees any payment or performance of Sellers or any of their Affiliates (other than a Company), shall be terminated as of the Closing.

6.10.                        No Shop.  Each Seller covenants that from the date hereof through the Closing Date it will not, and will not permit any of its Affiliates and its and their respective Representatives to, (a) make, solicit, assist, initiate, facilitate or encourage any inquiries, proposals, offers or bids from any other party relating to the Companies, the equity interests of the Companies or a substantial portion of the Companies’ assets or business, or (b) participate in any discussions or negotiations regarding, or furnish or cause to be furnished to any Person any non-public information relating to the Companies, the equity interests of the Companies or a substantial portion of the Companies’ assets or business.  Each Seller covenants that from the date hereof through the Closing Date, it will not, directly or indirectly, enter into or authorize, or permit any of its Representatives or Affiliates (including the Companies) to enter into, any agreement or agreement in principle with any third party for the acquisition of any of the equity interests of the Companies or a substantial portion of the Companies’ assets.  Prior to the Closing, none of the Sellers shall, directly or indirectly, sell, transfer, pledge, hypothecate, encumber, gift or otherwise dispose or surrender possession of, or enter into any contract or agreement for the sale, transfer, pledge, hypothecation, gift or other disposition of any shares of capital stock of Edgen owned by such Seller (or any securities convertible into or exchangeable for such shares or any options, warrants or other rights to acquire such shares or securities) or any interest therein.

6.11.                        Financing.  The Purchaser shall use commercially reasonable efforts to obtain the financing contemplated by the Senior Notes Offering and the Senior Commitment on the terms set forth in Section 7.3(k).

6.12.                        Further Assurances.  The Sellers, Edgen and Purchaser shall execute and deliver to all appropriate other parties such other instruments as may be reasonably required in connection with the performance of this Agreement and each shall take all such further actions as may be reasonably required to carry out the transactions contemplated by this Agreement.

ARTICLE VII
CONDITIONS TO CLOSING

7.1.                              Conditions to the Obligations of Sellers, Edgen and Purchaser.  The obligations of Sellers and Edgen, on one hand, and Purchaser, on the other hand, to consummate the Acquisition are subject to the satisfaction or, if permitted by applicable law, waiver of the following conditions on or prior to the Closing Date:

(a)                                  No Injunction.  (i) No restraining order or injunction shall prohibit the transactions contemplated by this Agreement.

(b)                                 Antitrust Clearances.  Any required clearances, approvals or confirmations of the Acquisition shall have been obtained pursuant to any foreign acquisition control statutes.

7.2.                              Conditions to Obligation of Sellers and Edgen.  The obligation of Sellers and Edgen to consummate the Acquisition is subject to the fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived in writing in whole or in part by Sellers Representative and Edgen:

(a)                                  Accuracy of Representations and Warranties.  Each of the representations and warranties of Purchaser contained in this Agreement, in any other Transaction Document or in any written certificate delivered pursuant to this Agreement shall be true and correct on the date of this Agreement, such Transaction Document or such certificate, as the case may be, and shall be true and correct in all material respects on and as of the Closing Date as if made on and as of the Closing Date (except for representations and warranties that expressly relate to a date earlier than the Closing Date which shall continue to be true and correct as of the specified date and except for representations and warranties that contain any form of materiality qualification, which shall be true and correct in all respects).

(b)                                 Performance.  Purchaser shall have performed and complied in all material respects with all agreements, obligations and covenants required to be performed or complied with by it on or prior to the Closing Date.

(c)                                  Deliveries to Sellers Representative and Edgen.  Purchaser shall have delivered to Sellers Representative and Edgen the following:

(i)                                     A certificate, dated the Closing Date, of an executive officer of Purchaser confirming the matters set forth in Section 7.2(a) and (b);

(ii)                                  A certificate, dated the Closing Date, of the Secretary or Assistant Secretary of Purchaser certifying, among other things, that attached or appended to such certificate:  (A) is a true and correct copy of the certificate of incorporation and by-laws of Purchaser, and all amendments thereto; (B) is a true copy of all corporate actions taken by it, including resolutions of its board of directors, authorizing the consummation of the Acquisition and the execution, delivery and performance of this Agreement and each of the Transaction Documents to be delivered by Purchaser pursuant hereto; and (C) are the names and signatures of Purchaser’s duly elected or appointed officers who are authorized to execute and deliver this Agreement and the other Transaction Documents to which Purchaser is a party; and

(iii)                               A certificate of good standing from the appropriate state agency, dated as of a recent date, certifying that Purchaser is in good standing in the State of Delaware.

(d)                                 Escrow Agreement.  Each of the Purchaser and the Escrow Agent shall have executed and delivered to the Sellers Representative the Escrow Agreement, and the Escrow Agreement shall be in full force and effect.

7.3.                              Conditions to Obligation of Purchaser.  The obligation of Purchaser to consummate the Acquisition is subject to the fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived in writing in whole or in part by Purchaser:

(a)                                  Accuracy of Representations and Warranties.  Each of the representations and warranties of Sellers, on one hand, and Edgen, on the other hand, contained in this

Agreement, in any other Transaction Document or in any written certificate delivered pursuant to this Agreement shall be true and correct on the date of this Agreement, such Transaction Document or such certificate, as the case may be, and shall be true and correct in all material respects on and as of the Closing Date as if made on and as of the Closing Date (except for representations and warranties that expressly relate to a date earlier than the Closing Date which shall continue to be true and correct as of the specified date and except for representations and warranties that contain any form of materiality qualification, which shall be true and correct in all respects).

(b)                                 Performance.  Sellers and Edgen shall have performed and complied in all material respects with all agreements, obligations and covenants required to be performed or complied with by them on or prior to the Closing Date.

(c)                                  No Material Adverse Effect.  During the period from the date hereof to the Closing Date, there shall not have occurred any Material Adverse Effect.

(d)                                 Deliveries by Sellers Representative and Edgen.  Sellers Representative or Edgen shall have delivered to Purchaser the following:

(i)                                     The original certificates evidencing the Shares issued to Sellers, accompanied by stock powers duly executed in blank, and such other instruments of conveyance as may be acceptable to Purchaser and its counsel;

(ii)                                  A certificate, dated the Closing Date, of an executive officer of Edgen confirming the matters set forth in Section 7.3(a) and (b);

(iii)                               A certificate, dated the Closing Date, of each Seller confirming the matters set forth in Section 7.3(a) and (b);

(iv)                              A certificate, dated the Closing Date, of the Secretary or Assistant Secretary of Edgen certifying, among other things, that attached or appended to such certificate:  (A) is a true and correct copy of Edgen’s certificate of incorporation and by-laws, and all amendments thereto; (B) is a true copy of all corporate actions taken by it, including resolutions of its board of directors, authorizing the consummation of the Acquisition and the execution, delivery and performance of this Agreement and each of the Transaction Documents to be delivered by it pursuant hereto; and (C) are the names and signatures of its duly elected or appointed officers who are authorized to execute and deliver this Agreement and the other Transaction Documents to which it is a party; and

(v)                                 Certificates of good standing from the appropriate state agencies, dated as of a recent date, certifying that each Company is in good standing in the state of its incorporation and in each other jurisdiction in which such Company is qualified to do business as a foreign corporation.

(e)                                  Consents, Waivers, etc.  Edgen shall have obtained the third party consents, approvals, filings, releases and waivers listed on Schedule 7.3(e).

(f)                                    Expenses.  The Sellers shall have caused Edgen to prepare and deliver to the Purchaser the Certificate of Closing Amounts and shall have delivered payoff letters for all Indebtedness.

(g)                                 Resignations of Directors.  The directors of Edgen and each of its Subsidiaries set forth on Schedule 7.3(g) hereto shall have resigned their positions with Edgen and/or its Subsidiaries on or prior to the Closing Date.

(h)                                 Opinions of Counsel.  Each of Piper Rudnick LLP, counsel to Edgen, Schreck Brignone, special Nevada counsel to Edgen, shall have delivered to the Purchaser a written opinion, addressed to the Purchaser and dated the Closing Date, substantially in the form of Exhibits C-1 and C-2, respectively, hereto.  Edgen’s Canadian counsel shall have delivered to Purchaser a written opinion, substantially in the form of Exhibit C-2 hereto, to the extent it relates to ECI and subject to local custom.  To the extent a Seller is not represented by Piper Rudnick LLP, counsel to such Seller shall deliver to Purchaser a written opinion addressed to Purchaser and dated the Closing Date, substantially in the form of Exhibit C-1 hereto, to the extent it relates to such Seller and subject to local custom.

(i)                                     Termination of Agreements.  Each of the agreements listed on Schedule 7.3(i) hereto shall have been terminated.

(j)                                     FIRPTA Certificate.  Edgen shall have delivered to the Purchaser a certificate of Edgen prepared in accordance with Treasury Regulations section 1.1445-2, certifying that the Shares are not a “U.S. real property interest.”

(k)                                  Financing Proceeds.  The Purchaser shall have (i) completed an offering of senior notes and (A) the gross proceeds from such offering shall have been not less than $100 million, (B) the yield on such senior notes shall have been no greater than 10% per annum, (C) the other terms and conditions of the senior notes and the related agreements shall be reasonably satisfactory to Purchaser, and (D) no equity of Purchaser or any of its Affiliates shall have been offered in connection with such senior note offering (the “Senior Notes Offering”), and (ii) entered into a credit agreement on terms and conditions consistent with the Senior Commitment and all conditions to borrow under such credit agreement shall have been satisfied.

(l)                                     Escrow Agreement.  Each of the Sellers Representative and the Escrow Agent shall have executed and delivered to the Purchaser the Escrow Agreement, and the Escrow Agreement shall be in full force and effect.

(m)                               Stock Options.  The Purchaser shall have received evidence that all stock options and any stock option plans of Edgen or its Subsidiaries have been terminated.

(n)                                 Title Endorsements.  Receipt of non-imputation endorsements and such other endorsements as the Purchaser may require to obtain the benefit of title insurance coverage for all Real Property, without exception for acts of the Sellers or the Companies prior to the Closing.

ARTICLE VIII
TERMINATION; EFFECT OF TERMINATION

8.1.                              Termination of Agreement.  This Agreement may be terminated and the Acquisition may be abandoned at any time prior to the Closing:

(a)                                  by mutual written consent of Sellers Representative and Purchaser;

(b)                                 after February 4, 2005, by either Sellers Representative or Purchaser, if the Closing has not occurred by that date; and provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to a Party whose action or failure to act has been a principal cause of or resulted in the failure of the Acquisition to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c)                                  by Sellers Representative, upon written notice, if any representation or warranty of Purchaser shall have become untrue such that the condition set forth in Section 7.2(a) would not be satisfied or if Purchaser shall have materially breached any agreement, obligation or covenant such that the condition set forth in Section 7.2(b) would not be satisfied; provided, that if the inaccuracy in Purchaser’s representations and warranties or the breach of Purchaser’s agreement, obligation or covenant is curable through the exercise of Purchaser’s commercially reasonable efforts, then Sellers Representative may not terminate this Agreement for thirty (30) days after Sellers Representative shall have given written notice of such inaccuracy or breach to Purchaser (so long as Purchaser continues to use commercially reasonable efforts to cure the inaccuracy or breach during such period), it being understood that Sellers Representative may not terminate this Agreement if Purchaser cures such inaccuracy or breach within such thirty (30) day period; and provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to Sellers Representative if Sellers’ or Edgen’s breach of or failure to comply with their obligations under this Agreement is a principal cause of or resulted in the event giving rise to such termination right;

(d)                                 by Purchaser, upon written notice if any representation or warranty of Sellers or Edgen shall have become untrue such that the condition set forth in Section 7.3(a) would not be satisfied or if Sellers or Edgen shall have materially breached any agreement, obligation or covenant such that the condition set forth in Section 7.3(b) would not be satisfied; provided that if the inaccuracy in Sellers’ or Edgen’s representations and warranties or the breach of Sellers’ or Edgen’s agreement, obligation or covenant is curable through the exercise of commercially reasonable efforts, then Purchaser may not terminate this Agreement for thirty (30) days after Purchaser shall have given written notice of such inaccuracy or breach to Sellers Representative (so long as Sellers and/or Edgen continue to use commercially reasonable efforts to cure such inaccuracy or breach during such period), it being understood that Purchaser may not terminate this Agreement if Sellers or Edgen cures such inaccuracy or breach within such thirty (30) day period; and provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to Purchaser if Purchaser’s breach of or failure to comply with its obligations under this Agreement is a principal cause of or resulted in the event giving rise to such termination event;

(e)                                  by Purchaser or Sellers Representative if there shall be any law that makes consummation of the Acquisition illegal or otherwise prohibited, or if any order of any Governmental Authority enjoining Purchaser, Sellers or Edgen from consummating the Acquisition is entered and such order shall have become final and nonappealable; provided that the Party seeking to terminate this Agreement pursuant to this provision shall have used all reasonable efforts to remove or vacate such order; or

(f)                                    by Purchaser pursuant to Section 6.6.

8.2.                              Effect of Termination; Right to Proceed.

(a)                                  In the event that this Agreement is terminated pursuant to Section 8.1, then this Agreement shall have no further force or effect, and all further obligations of the Parties shall terminate without further liability of either Party (except for obligations under Sections 6.3, 6.4(b), 6.4(c), 6.5, 10.3, 10.5, 10.6 and this Section 8.2); provided that subject to the following sentence, nothing in this Section 8.2 shall relieve any Party of liability arising out of fraudulent or willful or intentional breach of this Agreement prior to a termination hereof.

(b)                                 In the event that a condition precedent to a Party’s obligation is not met, nothing contained herein shall be deemed to require any Party to terminate this Agreement, rather than to waive such condition precedent and proceed with the Acquisition.

(c)                                  Notwithstanding the foregoing, if this Agreement is terminated by a party because of the breach of the Agreement by the other party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the other party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

ARTICLE IX
SURVIVAL; INDEMNIFICATION

9.1.                              Survival.  The representations and warranties contained in this Agreement, any Transaction Document or in any statement or certificate furnished or to be furnished pursuant hereto or in connection with the transactions contemplated hereby shall survive the Closing until the date that is 18 months after the Closing Date, except that the representations and warranties (i) made in Section 3.1 hereof (relating to title), Section 4.2 (relating to capitalization), Section 4.1 hereof (relating to organization), Section 4.20 hereof (relating to subsidiaries), Section 3.2 and 4.3 hereof (relating to authority), Sections 3.6 and 4.17 hereof (relating to brokers), Section 4.19 hereof (relating to taxes), Section 4.16 hereof (relating to employee benefits matters) and Section 4.24 (relating to transactions with affiliates), shall survive the Closing until the date that is thirty (30) days after the expiration of the applicable statute of limitations) and (ii) made in Section 4.18 hereof (relating to environmental matters) (and in the officer’s certificate delivered under Section 7.3(d) in so far as it relates to such representations) shall survive the Closing until the date that is three (3) years after the Closing Date.  If a claim for indemnification is made hereunder in respect of any alleged breach of a representation and warranty before the expiration of the applicable survival period for such representation or warranty, such representation or warranty shall survive, with respect to such claim, until such claim is resolved.  The covenants contained in this Agreement shall survive the Closing and remain in effect indefinitely.

9.2.                              Indemnity by the Sellers.

(a)                                  Subject to the overall limitations, the minimum amounts and the time limitations set forth in Sections 9.1 and 9.4, each of the Sellers agrees to indemnify and hold the Purchaser and, after the Closing, Edgen and its Subsidiaries, and their respective Affiliates, officers and directors (collectively, the “Purchaser Indemnitees”) harmless from and with respect to any and all claims, liabilities, losses, damages, costs and expenses, including without limitation the fees and disbursements of counsel (collectively, “Damages”), arising directly or indirectly out of:

(i)                                     any breach of or inaccuracy in any representation or warranty made by Edgen in this Agreement or any Transaction Document or breach of or any inaccuracy in any certificate delivered by Edgen at Closing pursuant hereto, including the officer’s certificate referred to in Section 7.3(d) and the Certificate of Closing Amounts;

(ii)                                  any Taxes of Edgen and its Subsidiaries as provided in Section 6.7 or any costs associated with the payment of Excess Parachute Payments as provided in Section 6.8;

(iii)                               any breach of any covenant made by Edgen in this Agreement or any Transaction Document; and

(iv)                              any obligation under any bylaw or Certificate of Incorporation (or similar document) of Edgen or any of its Subsidiaries or any agreement or under law requiring any Company to provide indemnification or expense reimbursement to any person who was a director of Edgen or any of its Subsidiaries prior to the Closing except to the extent that such obligation to provide indemnification, contribution or expense reimbursement arose out of or related to the Senior Notes Offering (other than with respect to any untrue statement or alleged untrue statement or omission or alleged omission made in the Senior Notes Offering in reliance upon and in conformity with written information furnished to Purchaser by or on behalf of such director specifically for inclusion therein or in connection with any efforts by any such director to engage in the selling of the notes contemplated by the Senior Notes Offering other than at the express direction of the Purchaser).

(b)                                 Subject to the overall limitations, the minimum amounts and the time limitations set forth in Section 9.1, each of the Sellers agrees severally, and not jointly, to indemnify and hold the Purchaser Indemnitees harmless from and with respect to any and all Damages, related to or arising directly or indirectly out of the following (each, an “Individual Seller Claim”):

(i)                                     any breach of or inaccuracy in any representation or warranty made by such Seller in this Agreement;

(ii)                                  any breach of any covenant made by such Seller in this Agreement; and

(iii)                               any breach of, or inaccuracy in, the certificate of such Seller delivered pursuant to Section 7.3(d) with respect to such Seller or his, her or its Shares, for which breach or inaccuracy such Seller shall be solely liable.

9.3.                              Third Party Claims.  In the event that any Purchaser Indemnitee desires to make a claim against any Seller under Section 9.2 above in connection with any action, suit, proceeding or demand at any time instituted against or made upon such Purchaser Indemnitee by any third party for which such Purchaser Indemnitee may seek indemnification hereunder (a “Third Party Claim”), such Purchaser Indemnitee shall promptly deliver notice of such Third Party Claim and of such Purchaser Indemnitee’s claim for indemnification with respect thereto to the Sellers Representative or, if such Third Party Claim is an Individual Seller Claim, to the individual Seller against whom such Individual Seller Claim is made, provided, that the failure by such Purchaser Indemnitee to notify the Sellers Representative of any such Third Party Claim or any individual Seller of any Individual Seller Claim, as the case may be, shall not adversely affect such Purchaser Indemnitee’s rights to be indemnified hereunder except to the extent that the indemnifying Seller or Sellers are materially prejudiced thereby.  Within thirty (30) days (or, where circumstances require, such shorter time as the Purchaser Indemnitee may reasonably specify as being required under the circumstances) after receipt of notice of a Third Party Claim from a Purchaser Indemnitee, the Sellers Representative or the individual Seller, as the case may be, may notify such Purchaser Indemnitee of the indemnifying Sellers’ or Seller’s election to assume the defense of such Third Party Claim, in which case the indemnifying Sellers or Seller shall have the authority to negotiate, compromise and settle such Third Party Claim, if the following conditions are satisfied:

(a)                                  the Sellers Representative or the individual Seller, as the case may be, shall have confirmed in writing that as between the Purchaser Indemnitees and the indemnifying Seller or Sellers, such indemnifying Seller or Sellers shall be solely obligated to satisfy and discharge such claim;

(b)                                 if requested by the Purchaser Indemnitees, the indemnifying Seller or Sellers shall have delivered to Purchaser financial statements of the indemnifying Seller or Sellers evidencing, in the reasonable determination of Purchaser, such Seller’s or Sellers’ financial ability, together with monies in the Escrow Account (taking into account the reasonable amount anticipated to be paid in satisfaction of any pending claim) to satisfy the full amount of any adverse monetary judgment that may result from such Third Party Claim;

(c)                                  the Purchaser Indemnitees shall not have given the Sellers Representative or the individual Seller, as the case may be, written notice that it has determined, in the exercise of its reasonable discretion, that a conflict of interest makes separate representation by the Purchaser Indemnitee’s own counsel advisable; and

(d)                                 such Third Party claim involves (and continues to involve) solely monetary damages and shall not be likely in the Purchaser Indemnitee’s reasonable judgment to have a material adverse effect on any of the Purchaser Indemnitees or, in any of the Purchaser Indemnitees’ good faith judgment, to have a detrimental effect on the business prospects of such Purchaser Indemnitee.  (Sections 9.3 (a) -(d), collectively, the “Litigation Conditions”).

If the indemnifying Sellers, in the case of a Third Party Claim, or the indemnifying Seller, in the case of a Third Party Claim which is an Individual Seller Claim, elect to assume the defense of such Third Party Claim, such indemnifying Sellers or Seller shall be entitled at their own expense to conduct and control the defense and settlement of such Third Party Claim through counsel of their own choosing (which counsel shall be reasonably satisfactory to the Purchaser); provided that the Purchaser may participate in the defense of such Third Party Claim with its own counsel at its own expense; and, provided, further, that the indemnifying Seller or Sellers may not settle any Third Party Claim without the consent of the Purchaser, which consent shall not be unreasonably withheld or delayed.  If the Sellers Representative or the individual Seller, as the case may be, does not assume sole control over the defense or settlement of such Third Party Claim within thirty (30) days after receipt of the Purchaser’s notice of a Third Party Claim, or, after assuming such control, fails to diligently defend against such Third Party Claim in good faith (it being agreed that settlement of such Third Party Claim does not constitute such a failure to defend) or any Litigation Condition ceases to be met, the Purchaser Indemnitees shall have the right (as to itself) to defend and settle the claim in such manner as it may deem reasonably appropriate, and the Sellers Representative or the individual Seller, as the case may be, shall promptly reimburse the Purchaser Indemnitees therefore (to the extent such Third Party Claim is subject to indemnification under Section 9.2).

9.4.                              Limitations of Liability.

(a)                                  Subject to the other provisions of this Section 9.4, the Sellers shall not be required to indemnify the Purchaser Indemnitees under Section 9.2(a)(i) unless the aggregate amount of Damages for which the Purchaser Indemnitees are (but for this subsection (a)) entitled to indemnification from all Sellers pursuant to Section 9.2(a)(i) exceeds $500,000 in the aggregate (the “Deductible Amount”).  If the aggregate amount of Damages for which the Purchaser Indemnitees are (but for the provisions of the preceding sentence) entitled to indemnification pursuant to Section 9.2(a)(i) exceeds $500,000, the Purchaser Indemnitees shall be entitled to indemnification for the aggregate amount of all Damages in excess of the Deductible Amount, subject to the limitations on the maximum amount of recovery set forth in Section 9.4(b).  Notwithstanding the foregoing, any Damages arising directly or indirectly out of any breach by any of the Companies or the Sellers of, or inaccuracy in, their representations and warranties contained in Section 3.1 hereof (relating to title), Section 4.2 (relating to capitalization), Sections 4.1 hereof (relating to organization), Section 4.20 hereof (relating to subsidiaries), Section 3.2 and 4.3 hereof (relating to authority), Sections 3.6 and 4.17 hereof (relating to brokers), Section 4.19 hereof (relating to taxes), Section 4.16 hereof (relating to employee benefits matters) and Section 4.24 (relating to transactions with affiliates) (or any breach of, or inaccuracy in, the officer’s certificate delivered under Section 7.3(d) to the extent that such breach or inaccuracy relates to such representations and warranties) (all such claims collectively referred to herein as “Purchase-Price-Limited Claims”) shall not be subject to the Deductible Amount.  Without limitation of the foregoing, subject to Section 9.4(i), any Damages arising directly or indirectly out of the breach by a Seller of, or inaccuracy in, his or its representations, and warranties contained in Section 3.1, Section 3.2 or Section 3.6, shall be the sole obligation of such Seller.

(b)                                 Subject to Section 9.4(d) below, the aggregate Damages payable by the Sellers, collectively, pursuant to Section 9.2(a)(i) above with respect to all claims other than Purchase-Price-Limited Claims shall not exceed an amount equal to $8,000,000 (the “Maximum Amount”), and with respect to Purchase-Price-Limited Claims shall not exceed the aggregate amount of the Purchase Price received by the Sellers collectively.  The aggregate Damages payable by each Seller pursuant to Section 9.2(a)(i) above with respect to all claims other than Purchase-Price-Limited Claims shall not exceed an amount equal to such Seller’s Indemnity Percentage of the Maximum Amount, and with respect to Purchase-Price-Limited Claims shall not exceed the amount (when aggregated with all other amounts previously paid or to be paid by such Seller pursuant to this Article IX) of the Purchase Price actually received by such Seller.  Subject to Section 9.4(i), the maximum liability of any Seller with respect to any Third Party Claim or other claim for Damages for which such Seller is responsible under Section 9.2(a)(i) shall be such Seller’s Indemnity Percentage of the amount of such Third Party Claim or other claim for Damages.

(c)                                  The amount of any Damages payable under Section 9.2 by the any of Sellers shall be net of any (i) amounts actually recovered (after deducting all attorneys’ fee, expenses and other costs of recovery) by the Purchaser Indemnitee(s) under applicable insurance policies; provided, that the amounts of any increase in insurance premium or retroactive premiums or premium adjustments resulting from the making of a claim or claims against insurers shall, for this purpose, be deemed to be deducted from the amount so paid by such insurers and (ii) Tax benefit recognized by the Purchaser Indemnitee(s) arising from the incurrence or payment of any such Damages.  If a Tax benefit with respect to the incurrence or payment of any item of Damages is recognized after an indemnification payment with respect to such item of Damages has been paid, the Purchaser Indemnitee who received such indemnification payment shall, upon recognition of such Tax benefit, refund to the Sellers an amount equal to such Tax benefit.  For this purpose, the Purchaser Indemnitee(s) shall be deemed to recognize a tax benefit with respect to a taxable year if, and to the extent that, the Purchaser Indemnitee(s)’ cumulative liability for Taxes through the end of such taxable year, calculated by excluding any Tax items attributable to the Damages from all taxable years, exceeds the Purchaser Indemnitee(s)’ actual cumulative liability for Taxes through the end of such taxable year, calculated by taking into account any Tax items attributable to the Damages for all taxable years (to the extent permitted by relevant Tax law and treating such Tax items as the last items claimed for any taxable year), provided that, unless the Purchaser shall establish otherwise, a Purchaser Indemnitee shall be presumed to have recognized a Tax benefit for the year in which any item of Damages is paid or accrued, assuming full obligation in such year, at the highest required Tax rate then in effect, of any deduction, credits or other Tax effects of such item of Damages.  If the Purchaser Indemnitee(s) receives any amounts under applicable insurance policies subsequent to an indemnification payment by the Sellers, then such Purchaser Indemnitee(s) shall promptly reimburse the applicable Sellers for any payment made or expense incurred by such Sellers in connection with providing such indemnification payment up to the amount received by the Purchaser Indemnitee(s), net of any expenses incurred by such Purchaser Indemnitee(s) in collecting such amount.

(d)                                 Subject to Section 9.4(i) below, the representations and warranties of each Seller contained in Article III and the covenants made by each Seller in this Agreement are made severally by each Seller as to himself, herself or itself only, and any Seller who has breached his, her or its representations or warranties in Article III as to himself, herself or itself or any of his, her or its covenants made in this Agreement (but only such Seller) shall be liable with respect to all Damages arising from the breach thereof, up to the amount of the Purchase Price actually received by such Seller and no other Seller shall be liable for any such Damages.

(e)                                  No limitation or condition of liability provided in this Article IX shall apply to fraud or intentional misrepresentation.

(f)                                    Any payments made by the Sellers or any of them to the Purchaser under Section 6.7, and any indemnification payments made by the Sellers or any of them pursuant to this Article IX shall be, to the extent permitted by law, treated by all parties as a reduction in the Purchase Price received by such Seller(s) hereunder.

(g)                                 The Sellers and the Purchaser agree that, for purposes of this Article IX, when determining whether or not there has been a breach of any representation or warranty by Edgen or any Seller and when calculating the amount of Damages resulting from any such breach, qualifications of such representations and warranties by “material” or “Material Adverse Effect” or other similar qualifiers shall be disregarded.

(h)                                 Edgen and each Seller acknowledges and agrees that no right of indemnification on the part of the Purchaser or any other Purchaser Indemnitee shall be limited, restricted or waived in any way by reason of any investigation or audit conducted prior to the Closing or the knowledge of the Purchaser or its Affiliates or representatives at any time prior to the Closing of any breach of any representation, warranty, covenant or agreement of Edgen or any Seller, or the decision of the Purchaser to complete the Closing.  Notwithstanding anything to the contrary herein, the Purchaser shall have the right, irrespective of any such knowledge or investigation or any decision by the Purchaser to complete the Closing, to rely fully on the representations, warranties, covenants and agreements of Edgen and the Sellers contained in this Agreement (and any certificate delivered hereunder).

(i)                                     From and after the Closing, any indemnification to which a Purchaser Indemnitee is entitled under this Agreement as a result of any Damages shall first be satisfied by recouping all of such Damages (subject to the limitations in this Article IX) from the Escrow Account in accordance with the terms of the Escrow Agreement until all such funds that make up the Escrow Account have been distributed to the Purchaser Indemnitees to satisfy Claims or to the Sellers in accordance with the terms of the Escrow Agreement.  It being understood that such Purchaser Indemnitee may recover the full amount of any Damages from the Escrow Account even though the Claim giving rise to such Damages is not being shared by all Sellers in accordance with their Indemnity Percentages.  Thereafter, the aggregate amount of Damages payable by each Seller pursuant to Section 9.2(a) above with respect to all claims other than Individual Seller Claims shall not exceed an amount equal to such Seller’s Indemnity Percentage.

9.5.                              No Additional Warranties.  THE REPRESENTATIONS AND WARRANTIES CONTAINED HEREIN ARE THE ONLY REPRESENTATIONS OR WARRANTIES GIVEN BY THE PARTIES.  EXCEPT WITH RESPECT TO THE REPRESENTATIONS AND WARRANTIES OF THE PARTIES SET FORTH IN THIS AGREEMENT, THE PARTIES EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, EITHER ORAL OR WRITTEN, MADE BY THE PARTIES OR ANY AGENT OR REPRESENTATIVE OF THE PARTIES WITH RESPECT TO THE PHYSICAL, STRUCTURAL OR ANY OTHER CONDITION OF ANY ASSETS OR THE COMPLIANCE OF ANY OF THE PARTIES WITH ANY LAW.

ARTICLE X
GENERAL

10.1.                        Notices.  All notices, requests, claims, demands or other communications that are required or may be given pursuant to the terms of this Agreement or the other Transaction Documents shall be in writing and shall be deemed to have been duly given:  (a) when delivered, if delivered by hand; (b) one (1) Business Day after transmitted, if transmitted by a nationally-recognized overnight courier service; (c) when sent by facsimile transmission, if sent by facsimile transmission which is confirmed; or (d) three (3) Business Days after mailing, if mailed by registered or certified mail (return receipt requested), in each case to the Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.1):

(a)                                  If to Sellers, Sellers Representative or Edgen:

Ira Kleinman and Colin Farmer
Harvest Partners Inc.
280 Park Avenue, 33rd Floor
New York, New York 10017
Telephone:	(212) 599-6300
Fax:	(212) 812-0100

with a simultaneous copy to:

Edgen Corporation
1844 Highland Road
Baton Rouge, Louisiana 70809
Attention: David Laxton
Telephone:	(225) 756-7223
Fax:	(225) 756-7953

and to:

Leonard Gubar, Esq.
Piper Rudnick LLP
1251 Avenue of the Americas

New York, New York 10020
Telephone:	(212) 835-6000
Fax:	(212) 835-6001

(b)                                 If to Purchaser:

Jefferies Capital Partners
520 Madison Avenue, 8th Floor
New York, New York 10022
Attention:	James Luikart and Nicholas Daraviras
Telephone:	(212) 284-1700
Fax:	(212) 284-1717

With a simultaneous copy to:

Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, Pennsylvania 19103
Attention:	Carmen J. Romano, Esq.
Telephone:	(215) 994-4000
Fax:	(215) 994-2222

10.2.                        Severability.  If any provision of this Agreement for any reason shall be held to be illegal, invalid or unenforceable, such illegality shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such illegal, invalid or unenforceable provision had never been included herein.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.3.                        Assignment; Binding Effect.  No assignment by either Party of its rights nor delegation by either Party of its obligations under this Agreement or any Transaction Document shall be permitted unless the other Party consents in writing thereto; provided, however, that the Purchaser may without such consent assign or delegate its rights and obligations hereunder or under any instrument executed in connection herewith to any affiliate or as collateral security to any lender providing financing in connection herewith, and, following the Closing, to any Person who acquires (whether in a single transaction or a series of related transactions) all or substantially all of the assets or capital stock of Edgen or any of its Subsidiaries.  This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

10.4.                        Exhibits and Schedules.  All Exhibits and Schedules attached hereto and referred to herein are hereby incorporated herein and made a part of this Agreement for all purposes as if fully set forth herein. Notwithstanding any provision to the contrary in this Agreement, the disclosures made by a Party in any Schedule to this Agreement shall apply (notwithstanding the absence of any express cross-reference) with the same force and effect to each other Section hereof to which it is readily apparent that such disclosures should apply.  The inclusion of any item on any Schedule attached hereto shall not constitute an admission that such item is material or that a violation, right of termination, default, liability or other obligation of any kind exists with respect to such item, but rather is intended only to qualify certain representations and warranties in this Agreement and to set forth other information required by the Agreement.  Except as expressly set forth on the attached Schedules, the definitions contained in the Agreement are incorporated therein by reference.

10.5.                        Governing Law; Submission to Jurisdiction.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK OTHER THAN CONFLICT OF LAWS PRINCIPLES THEREOF DIRECTING THE APPLICATION OF ANY LAW OTHER THAN THAT OF NEW YORK.  EXCEPT FOR TITLE, LIEN, IN REM, AND SIMILAR MATTERS OF PROPERTY RIGHTS, TITLES AND INTERESTS, COURTS WITHIN THE STATE OF NEW YORK (LOCATED WITHIN THE CITY OF NEW YORK) WILL HAVE EXCLUSIVE JURISDICTION OVER ALL DISPUTES BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS.  THE PARTIES HEREBY CONSENT TO AND AGREE TO SUBMIT TO THE JURISDICTION OF SUCH COURTS.  EACH OF THE PARTIES WAIVES, AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS; (B) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS; OR (C) ANY LITIGATION COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM.

10.6.                        Waiver of Jury Trial.  EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION OR AGREEMENT CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

10.7.                        Interpretation.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

10.8.                        Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.9.                        Entire Agreement.  This Agreement (including the Schedules and Exhibits attached hereto) and the other Transaction Documents executed in connection with the consummation of the Acquisition contain the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements, written or oral, with respect thereto, other than the Confidentiality Agreement.

10.10.                  Waivers and Amendments.  This Agreement may be amended, superseded, canceled, renewed or extended only by a written instrument signed by Sellers Representative, Edgen and Purchaser.  The provisions hereof may be waived only in writing signed by the Party waiving compliance.  No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

10.11.                  No Third Party Beneficiaries.  Except for the Purchaser Indemnitees, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person other than the Parties hereto and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement.

10.12.                  Seller Release.

(a)                                  Each Seller does hereby, on behalf of itself and its agents, representatives, attorneys, assigns, Affiliates, heirs, executors and administrators (collectively, the “Seller Parties”) RELEASE AND FOREVER DISCHARGE Edgen, each of Edgen’s Subsidiaries, the Purchaser and their respective Affiliates, parents, joint ventures, officers, directors, shareholders, members, managers, employees, consultants, representatives, successors and assigns, heirs, executors and administrators (collectively, the “Company Parties”) from all causes of action, suits, debts, claims and demands whatsoever at law, in equity or otherwise, which such Seller or any of the Seller Parties ever had, now has, or hereafter may have, by reason of any matter, cause or thing whatsoever, from the beginning of its initial dealings with Edgen or any of its Subsidiaries to the Closing, and particularly, but without limitation of the foregoing general terms, any claims arising from or relating in any way to such Seller’s status as a stockholder, investor, holder of any equity interests, lender (except as to any such Seller or any of its Affiliates holding Indebtedness of Edgen as set forth on Schedule 4.28 hereto) or debtor of Edgen or any of its Subsidiaries (including any right to indemnification or contribution from Edgen (whether statutory, common law, pursuant to Edgen’s charter documents or otherwise)), any agreement between such Seller, Edgen or any of its Subsidiaries or any Affiliate of Edgen or any of its Subsidiaries, and, if applicable, such Seller’s employment relationship with Edgen or any of its Subsidiaries, but not including such claims to payments, indemnification, contribution and other rights provided to such Seller under this Agreement and the employment agreements or causes of action, suits, debts, claims and demands whatsoever at law, in equity or otherwise, arising from or relating in any way to such Seller Parties’ status as a director, officer, stockholder, investor or holder of any equity interests in connection with the Senior Notes Offering (other than with respect to any untrue statement or alleged untrue statement or omission or alleged omission made in the Senior Notes Offering in reliance upon and in conformity with written information furnished to Purchaser by or on behalf of any member of such Seller Party specifically for inclusion therein, but only with respect to such member of the Seller Party specifically for inclusion therein or in connection with any efforts by any Seller Party to engage in the selling of the notes contemplated by the Senior Notes Offering other than at the express direction of the Purchaser).  The release contained in this paragraph (a) is effective without regard to the legal nature of the claims raised and without regard to whether any such claims are based upon tort, equity, implied or express contract or discrimination of any sort.

(b)                                 Each Seller, on behalf of itself and the Seller Parties, agrees never to bring (or cause or permit to be brought) any action or proceeding against Edgen or any Company Party regarding such Seller’s status as a stockholder, investor, holder of any equity interests, lender (except as to any such Seller or any of its Affiliates holding Indebtedness of Edgen as set forth on Schedule 4.28 hereto) or debtor of Edgen, any agreements of such Seller with Edgen or any of its Subsidiaries that relate to such Seller’s status as a stockholder, investor, lender or debtor of Edgen (including without limitation the agreements set forth on Schedule 7.3(i) hereto), or any claim released pursuant to Section 10.12(a).  Each Seller agrees that in the event that any claim, suit or action released pursuant to Section 10.12(a) shall be commenced by it or any of the Seller Parties against Edgen or any Company Party, the release contained in Section 10.12(a) shall constitute a complete defense to any such claim, suit or action so instituted.

(c)                                  The parties agree and acknowledge that the release of any asserted or unasserted claims against Edgen and the Company Parties pursuant to Section 16(a) are not and shall not be construed to be an admission of any violation of any Federal, state or local statute or regulation, or of any duty owed by Edgen or any of the Company Parties to any Seller Party.

(d)                                 Edgen and each Seller hereby acknowledges and agrees that each agreement set forth on Schedule 7.3(i) hereto has been terminated and is of no further force and effect.

(e)                                  Each Seller that is a holder of shares of Preferred Stock hereby waives its, his or her right to require Edgen to redeem its, his or her shares of Preferred Stock in connection with the transactions contemplated hereby, and hereby releases Edgen from its obligation to redeem such Seller’s shares of Preferred Stock in connection with the transactions contemplated hereby.

(f)                                    Each Seller hereby waives any rights it, he or she may have to acquire equity securities of Edgen.

(g)                                 Each Seller certifies and acknowledges that such Seller:

(i)                                     has read the terms of this Agreement and the release provided hereunder, and that such Seller understands its terms and effects, including the fact that such Seller has agreed to RELEASE AND FOREVER DISCHARGE Edgen and all Company Parties from any legal action or other liability of any type related in any way to the matters released pursuant to Section 10.12(a); and

(ii)                                  has signed this Agreement voluntarily and knowingly in exchange for the consideration described herein, which such Seller acknowledges is adequate and satisfactory to it.

(h)                                 This Section 10.12 shall be effective upon the consummation of the Closing.

[Signatures appear on the next page]

EXECUTION

IN WITNESS WHEREOF, the Parties have caused this Stock Purchase Agreement to be signed in their respective names by their duly authorized representatives as of the date first above written.

PURCHASER:

EDGEN ACQUISITION CORPORATION

By:	/s/ Nicholas Daraviras
	Name:	Nicholas Daraviras
	Title:	President, Secretary and Treasurer

EDGEN:

EDGEN CORPORATION

By:	/s/ Daniel J. O’Leary
	Name:	Daniel J. O’Leary
	Title:	Chief Executive Officer

HARVEST PARTNERS III, LP

By:	/s/ Ira Kleinman
	Name:	Ira Kleinman
	Title:	Managing Member

HARVEST PARTNERS III, BETEILIGUNGSGESELLSCHAFT HARVEST PARTNERS III, BETEILIGUNGSGESELLSCHAFT BUERGERLICHEN RECHTS MIT HAFTUNGSBESCHRAENKUNG

By:	/s/ Harvey Mallement
	Name:	Harvey Mallement
	Title:	Managing Member

TPS INVESTORS, L.P.

By:	TPS MANAGEMENT, L.P.,
General Partner

By:	TPS MANAGEMENT, INC.,
General Partner

	By:	/s/ Harvey P. Mallement
		Name:	Harvey P. Mallement
		Title:	President

TPS INVESTORS II, L.P.

	By:	/s/ Harvey P. Mallement
		Name:	Harvey P. Mallement
		Title:	President

BANK ONE EQUITY CORP.

By:	/s/ Thomas J. Adameck
	Name:	Thomas J. Adameck
	Title:	President

DEUTSCHE BETEILIGUNGSGESELLSCHAFT mbH

By:	/s/ Gustav Eggar
	Name:	Gustav Eggar
	Title:	Managing Director

By:	/s/ Adreas Paulke
Adreas Paulke Senior Vice President

DBG AUSLAND-HOLDING Gmbh

By:	/s/ Gustav Eggar
	Name:	Gustav Eggar
	Title:	Managing Director

By:	/s/ Dr. Gundel Clouth
Dr. Gundel Clouth Head of Legal Department

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:	Babson Capital Management LLC, its Investment
Adviser

By:	/s/ Robert M. Shettle
	Name:	Robert M. Shettle
	Title:	Managing Director

MASS MUTUAL HIGH YIELD PARTNERS, LLC

By:	HYP Management, Inc., as Managing Member

By:	/s/ R. McFarley
	Name:	R. McFarley
	Title:	Vice President

MASS MUTUAL CORPORATE VALUE

By:	Babson Capital Management LLC, under delegated
authority from Massachusetts Mutual Life
Insurance Company, as Investment Manager

By:	/s/ Robert M. Shettle
	Name:	Robert M. Shettle
	Title:	Managing Director

EUROPEAN DEVELOPMENT CAPITAL CORPORATION (EDCC) N.V.

By:	/s/ Robert J. Huyzen
	Name:	Tarma Trust Management N.V.
	Title:	Managing Director

By:	Robert J. Huyzen
Managing Director

/s/ David L. Laxton, III
David L. Laxton, III

/s/ Robert Gilleland
Robert Gilleland

SELLERS REPRESENTATIVE:

HARVEST PARTNERS III, LP

By:	/s/ Ira Kleinman
Name: Ira Kleinman
Title: Managing Member